UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”). The address of the principal executive offices of the Company is 9201 Corporate Boulevard, Suite 400, Rockville, MD 20850, and its telephone number is (240) 752-1420.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.00004 par value per share, of the Company (together with the associated preferred stock purchase rights, the “Shares”). As of January 25, 2012, there were 92,375,454 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is http://www.micromet.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), disclosed in a Tender Offer Statement on Schedule TO, dated February 2, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $11.00 per share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2012. Copies of the Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 25, 2012 (as may be amended from time to time, the “Merger Agreement”), among the Company, Amgen and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding (other than Shares that are held by (i) the Company, Amgen, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL in connection with the Merger) will be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Amgen. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on March 1, 2012, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

According to the Schedule TO, the address of the principal executive offices of Purchaser is One Amgen Center Drive, Thousand Oaks, California, 91320-1799, and its telephone number is (805) 447-1000. According to the Schedule TO, the address of the principal executive offices of Amgen is One Amgen Center Drive, Thousand Oaks, California, 91320-1799, and its telephone number is (805) 447-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Amgen, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of Micromet after accepting, for the first time, for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer in an amount equal to at least one Share more than one-half of the sum of: (a) all Shares then outstanding, and (b) all Shares issuable upon the exercise, conversion or exchange of any Options (as defined below), Company warrants or other rights to acquire Shares then outstanding (other than any Shares issuable pursuant to the Top-Up Option (as defined below)) regardless of whether or not then vested (such time hereinafter referred to as the “Offer Acceptance Time”) other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its Board of Directors may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board of Directors of Micromet was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions and recommend that the Company’s stockholders tender their shares in connection with the Offer.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management;” “Executive Compensation—Compensation Discussion and Analysis;” “Executive Compensation—Summary Compensation Table;” “Executive Compensation—Grants of Plan-Based Awards in 2011;” “Executive Compensation—Outstanding Equity Awards as of December 31, 2011;” “Executive Compensation—Director Compensation;” and “Transactions with Related Persons.”

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of the Company who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company owned, in the aggregate, 183,512 Shares (or 0.2% of all outstanding Shares) as of January 25, 2012, excluding Shares issuable upon exercise of options and warrants to purchase Shares (whether or not exercisable within 60 days of January 25, 2012), which are discussed below. If the directors and executive officers were to tender all 183,512 of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $2,018,632.00 in cash pursuant to tenders of those Shares into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of January 25, 2012, excluding Shares issuable upon exercise of options or warrants to purchase Shares (whether or not exercisable within 60 days of January 25, 2012) and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar.

Executive Officer/Director	Number of Shares Owned	Value of Shares Owned
Christian Itin	2,885	$31,735
Barclay A. Phillips	1,483	16,313
Patrick A. Baeuerle	16,266	178,926
Jan Fagerberg	—	—
Matthias Alder	—	—
David F. Hale	121,951	1,341,461
John E. Berriman	11,765	129,415
Michael G. Carter	1,514	16,654
Kapil Dhingra	—	—
Peter Johann	21,765	239,415
Joseph P. Slattery	5,883	64,713
Joseph Lobacki	—	—
Ulrich Grau	—	—
Jens Hennecke	—	—

All directors and executive officers as a group (14 persons)	183,512	$2,018,632

Treatment of Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares (collectively, the “Options”), including the vested and unvested portions, will be cancelled and converted into only the right to receive, without interest, after giving effect to any accelerated vesting at the Effective Time contemplated under the Merger Agreement or under the terms of any employment agreements or individual award agreements, for the portion of each Option that is (i) vested and exercisable as of the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such vested portion of the Option, and (B) the number of Shares underlying the vested portion of such Option, and (ii) not vested at the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such unvested portion of the Option, and (B) the number of Shares underlying such unvested portion of the Option (in each case, such product, less applicable tax withholdings, the “Option Payment Amount”).

For the portion of each Option that is vested and exercisable as of the Effective Time, the Option Payment Amount will be payable to the holder of such Option as soon as reasonably practicable, but no later than the second payroll period, after the Effective Time.

For the portion of each Option that is not vested and exercisable as of the Effective Time, the Option Payment Amount in respect of such cancelled and converted unvested portion of the Option will be subject to the same vesting schedule and other relevant terms applicable to the Option as in effect before the Effective Time. The Option Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or earlier termination without “cause” (including because of the holder’s death or disability) or upon resignation for “good reason” (in each case within the meaning of the applicable Micromet equity plan or individual employment agreement), in which case the Option Payment Amount will be payable to the holder thereof by no later than the second payroll period after the date of such termination or resignation. Any Option Payment Amount in respect of a cancelled and converted unvested portion of an Option that remains outstanding and unvested as of December 15, 2012, will vest on December 15, 2012, and such Option Payment Amount will be paid to the holder no later than December 31, 2012. Any partial accelerated vesting, pursuant to an individual employment agreement or award agreement, will be applied pro rata, on a grant by grant basis, to each vesting tranche subject to such accelerated vesting, such that the portion of each such vesting tranche that is not accelerated will be subject to the same vesting schedule in effect as of the date of the Merger Agreement. In addition, the portion of each Option that is not vested as of the Effective Time and that is held by a non-employee member of the Board of Directors of Micromet will be subject to accelerated vesting and become exercisable in full upon the Effective Time and cashed-out in the same manner as other vested Options. The table below reflects the number of vested and unvested shares underlying Options with exercise prices below $11.00 per share that are held by the Company’s directors and executive officers, assuming the Effective Time occurs on February 29, 2012, assuming that no stock options held by such persons are forfeited or exercised between January 25, 2012 and February 29, 2012, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their Options (without taking into account any applicable tax withholdings).

The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price Per Share	Option Spread Value from Unvested Options	Total Option Spread Value
Christian Itin	1,738,905	$3.18	$13,590,931	353,057	$6.63	$1,542,637	$15,133,568
Barclay A. Phillips	433,748	6.16	2,098,554	176,460	6.57	782,237	2,880,791
Patrick A. Baeuerle	960,297	3.06	7,627,619	188,057	6.62	824,027	8,451,646
Jan Fagerberg	271,387	7.09	1,061,406	273,613	6.73	1,168,744	2,230,150
Matthias Alder	550,595	3.84	3,944,248	132,709	6.68	573,545	4,517,793
David F. Hale	754,011	6.25	3,577,901	54,169	6.12	264,262	3,842,163
John E. Berriman	129,821	4.63	826,481	8,334	5.53	45,587	872,068
Michael G. Carter	143,154	4.94	866,947	8,334	5.53	45,587	912,534
Kapil Dhingra	81,666	4.77	508,463	8,334	5.53	45,587	554,050
Peter Johann	111,666	4.26	753,163	8,334	5.53	45,587	798,750
Joseph P. Slattery	119,166	3.96	838,338	8,334	5.53	45,587	883,925
Joseph Lobacki	—	—	—	300,000	6.35	1,395,000	1,395,000
Ulrich Grau	—	—	—	300,000	5.78	1,566,000	1,566,000
Jens Hennecke	515,889	3.49	3,872,753	134,098	6.64	584,435	4,457,188

All directors and executive officers as a group (14 persons)	5,810,305	$4.19	$39,566,804	1,953,833	$6.43	$8,928,822	$48,495,626

Treatment of Warrants

The table below sets forth information regarding warrants to purchase Shares (collectively, the “Warrants”) held by the Company’s directors and executive officers as of January 25, 2012. Pursuant to the terms of the Merger Agreement, Amgen will cause the surviving corporation in the Merger (the “Surviving Corporation”) to assume, exchange or make payment for the outstanding Warrants following the closing of the Merger. Pursuant to the terms of the Warrants, at the Effective Time, the Warrants shall represent the right to receive an amount of cash consideration (rather than Shares of the Surviving Corporation) equal to the product of (1)(a) the Offer Price less (b) the per share exercise price to be paid in connection with the exercise of any such Warrant and (2) the aggregate number of shares of the Company’s common stock that such Warrants would have been exercisable into at the time immediately preceding the Effective Time. The directors and executive officers of the Company owned, in the aggregate, Warrants to purchase an aggregate of 17,908 Shares as of January 25, 2012, which represent an aggregate intrinsic value of $128,061.78, assuming such warrants are exercised or net exercised following the Effective Time.

The beneficial ownership of Warrants held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Executive Officer/Director	Shares Issuable upon Exercise of Warrants Held	Exercise Price per Share of Warrant	Value of Warrants Held(1)
Christian Itin	—	—	—
Barclay A. Phillips	—	—	—
Patrick A. Baeuerle	—	—	—
Jan Fagerberg	—	—	—
Matthias Alder	—	—	—
David F. Hale	9,083	$3.09	$71,846.53
John E. Berriman	3,530	4.63	22,486.10
Michael G. Carter	—	—	—
Kapil Dhingra	—	—	—
Peter Johann	3,530	4.63	22,486.10
Joseph P. Slattery	1,765	4.63	11,243.05
Joseph Lobacki	—	—	—
Ulrich Grau, Ph.D.	—	—	—
Jens Hennecke	—	—	—

All directors and executive officers as a group (14 persons)	17,908		$128,061.78

(1)	Value determined by subtracting the aggregate exercise price of the Warrant from the product of (a) the number of Shares issuable upon exercise of the Warrant and (b) the Offer Price.

Change of Control Arrangements with Current Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause, except as required by law for executive officers of the Company that are located in Germany. The Company has entered into employment agreements with each of its executive officers. The below-summarized benefits are subject to the executive officer executing and not revoking a general release of claims in favor of the Company and complying with certain covenants, including a twelve month post-termination non-competition covenant and a six month post-termination non-solicitation covenant. For the purposes of the arrangements summarized below, a change of control will occur contemporaneously with the Offer Acceptance Time.

Pursuant to Dr. Itin’s employment agreement, if Dr. Itin’s employment is terminated by the Company without “cause” or by Dr. Itin for “good reason” (each as defined in Dr. Itin’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Dr. Itin will receive: (a) a lump sum payment equal to (i) eighteen months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Dr. Itin’s annual bonuses for the three years prior to the date of termination; (b) continuation of payments for insurance coverage for a period of up to eighteen months; and (c) costs for outplacement services up to €15,000. In addition, pursuant to Dr. Itin’s employment agreement, (1) the vesting of 50% of Dr. Itin’s unvested stock awards will accelerate on the date of the change of control and (2) all of Dr. Itin’s stock awards will vest if Dr. Itin is still employed by the Company six months following the change of control or if Dr. Itin’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

Pursuant to Mr. Phillips’ employment agreement, if Mr. Phillips’ employment is terminated by the Company without “cause” or by Mr. Phillips for “good reason” (each as defined in Mr. Phillips’ employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Mr. Phillips will receive: (a) a lump sum payment equal to (i) twelve months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Mr. Phillips’ bonuses for the three years prior to the date of termination; (b) (i) twelve months COBRA premiums (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed the cost of two times the premium paid by the Company prior to termination), and (ii) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to $15,000. In addition, pursuant to Mr. Phillips’ employment agreement, (1) the vesting of 50% of Mr. Phillips’ unvested stock awards will accelerate on the date of the change of control, and (2) all of Mr. Phillips’ stock awards will vest if Mr. Phillips’ employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

Pursuant to Dr. Baeuerle’s employment agreement if Dr. Baeuerle’s employment is terminated by the Company without “cause” or by Dr. Baeuerle for “good reason” (each as defined in Dr. Baeuerle’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Dr. Baeuerle will receive: (a) a lump sum payment equal to (i) twelve months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Dr. Baeuerle’s bonuses for the three years prior to the date of termination; (b) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to €15,000. In addition, pursuant to Dr. Baeuerle’s employment agreement, (1) the vesting of 50% of Dr. Baeuerle’s unvested stock awards will accelerate on the date of the change of control and (2) all of Dr. Baeuerle’s stock awards will vest if Dr. Baeuerle’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control. Please see the section entitled “Arrangements Among Amgen, the Purchaser and Certain Executive Officers and Directors of the Company” for a description of the amendment to executive employment agreement, dated January 25, 2012, among the Company, Amgen and Dr. Baeuerle, entered into in connection with the signing of the Merger Agreement.

Pursuant to Dr. Fagerberg’s employment agreement, if Dr. Fagerberg’s employment is terminated by the Company without “cause” or by Dr. Fagerberg for “good reason” (each as defined in Dr. Fagerberg’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Dr. Fagerberg will receive: (a) a lump sum payment equal to (i) twelve months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Dr. Fagerberg’s bonuses for the three years prior to the date of termination; (b) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to €15,000. In addition, pursuant to Dr. Fagerberg’s employment agreement, (1) the vesting of 50% of Dr. Fagerberg’s unvested stock awards will accelerate on the date of the change of control, and (2) all of Dr. Fagerberg’s stock awards will vest if Dr. Fagerberg’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control. Please see the section entitled “Arrangements Among Amgen, the Purchaser and Certain Executive Officers and Directors of the Company” for a description of the amendment to executive employment agreement, dated January 25, 2012, among the Company, Amgen and Dr. Fagerberg entered into in connection with the signing of the Merger Agreement.

Pursuant to Mr. Alder’s employment agreement, if Mr. Alder’s employment is terminated by the Company without “cause” or by Mr. Alder for “good reason” (each as defined in Mr. Alder’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Mr. Alder will receive: (a) a lump sum payment equal to (i) twelve months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Mr. Alder’s bonuses for the three years prior to the date of termination; (b) (i) twelve months COBRA premiums (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed the cost of two times the premium paid by the Company prior to termination), and (ii) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to $15,000. In addition, pursuant to Mr. Alder’s employment agreement, (1) the vesting of 50% of Mr. Alder’s unvested stock awards will accelerate on the date of the change of control, and (2) all of Mr. Alder’s stock awards will vest if Mr. Alder’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

Pursuant to Mr. Lobacki’s employment agreement, if Mr. Lobacki’s employment is terminated by the Company without “cause” or by Mr. Lobacki for “good reason” (each as defined in Mr. Lobacki’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Mr. Lobacki will receive: (a) a lump sum payment equal to (i) twelve months of base salary, and (ii) an amount equal to the average of Mr. Lobacki’s bonuses for the three years prior to the date of termination; (b) (i) twelve months COBRA premiums (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed the cost of two times the premium paid by the Company prior to termination), and (ii) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to $20,000. In addition, pursuant to Mr. Lobacki’s employment agreement, all of Mr. Lobacki’s stock awards will vest if Mr. Lobacki’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

Pursuant to Dr. Grau’s employment agreement, if Dr. Grau’s employment is terminated by the Company without “cause” or by Dr. Grau for “good reason” (each as defined in Dr. Grau’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Dr. Grau will receive: (a) a lump sum payment equal to (i) twelve months of base salary, and (ii) an amount equal to the average of Dr. Grau’s bonuses for the three years prior to the date of termination; (b) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to €15,000. In addition, pursuant to Dr. Grau’s employment agreement, all of Dr. Grau’s stock awards will vest if Dr. Grau’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

Pursuant to Dr. Hennecke’s employment agreement, if Dr. Hennecke’s employment is terminated by the Company without “cause” or by Dr. Hennecke for “good reason” (each as defined in Dr. Hennecke’s employment agreement) within six months prior to or within twelve months following a change of control, then to the extent that the Company has not established any compensation plan or severance benefits that are more favorable than those listed below, Dr. Hennecke will receive: (a) a lump sum payment equal to (i) twelve months of base salary, (ii) any unpaid bonus amount earned under the management incentive compensation plan for the prior year, and (iii) an amount equal to the average of Dr. Hennecke’s bonuses for the three years prior to the date of termination; (b) continuation of payments for insurance coverage for a period of up to twelve months; and (c) costs for outplacement services up to €15,000. In addition, pursuant to Dr. Hennecke’s employment agreement, (1) the vesting of 50% of Dr. Hennecke’s unvested stock awards will accelerate on the date of the change of control, and (2) all of Dr. Hennecke’s stock awards will vest if Dr. Hennecke’s employment is terminated without “cause” or for “good reason” within twenty-four months following a change of control.

The following table shows the maximum potential amounts of all severance payments for each of the executive officers under their severance and change of control agreements, assuming the Merger is effected on February 29, 2012 and each executive officer’s employment is terminated by the Company without cause immediately thereafter, and, to the extent applicable, assuming each executive officer receives payment of his COBRA premiums for the full severance period for which he is eligible. See “Treatment of Options” for the potential cash out value of Options held by each executive officer. All figures have been rounded to the nearest whole dollar. For amounts payable in Euros, we have used an exchange rate of $1.295 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2011.

Name	Potential Cash Severance Payments under Agreements (includes salary and bonus continuation amounts)	Potential COBRA Payments, insurance premiums and Outplacement Services	Total Potential Severance Payments (including COBRA)
Christian Itin, Ph.D.	$982,449	$53,061	$1,035,510
Barclay A. Phillips	459,537	48,707	508,244
Patrick A. Baeuerle (1)	508,193	62,528	570,721
Jan Fagerberg (2)	468,025	37,094	505,119
Matthias Alder	468,497	35,856	504,353
Joseph Lobacki	375,000	38,000(3)	413,000
Ulrich Grau	529,413	42,012	571,425
Jens Hennecke	394,433	48,302	442,735

All executive officers as a group (8 persons)	$4,185,547	$365,560	$4,551,107

(1)	Excludes any amounts that may be payable under the Baeuerle Amendment.
(2)	Excludes any amounts that may be payable under the Fagerberg Amendment.
(3)	This amount includes an estimate of $18,000, which represents 12 months COBRA premiums that Mr. Lobacki would be eligible to receive if he enrolls in the Company’s group health insurance plans prior to February 29, 2012.

Each of the executive officers is subject to a “better-after-tax” provision that would either (i) cut back the payments to the executive officer, or (ii) provide the full payment to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). One or more of the executive officers may have their payments cut back under this provision, to the extent it is determined that any such executive officer would incur liability under Section 4999 of the Code. The descriptions above are qualified in their entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(2)—(e)(11) hereto and incorporated herein by reference.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of the material payments and benefits payable to the Company’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and are based on, among other things, each executive officer’s and director’s compensation and stock holdings as of January 25, 2012, the number of vested and unvested Options held by each director and executive officer assuming the Effective Time occurs on February 29, 2012, the number of Warrants held by each director and executive officer, and assuming that each executive officer’s employment is terminated immediately thereafter and that each executive officer will receive the maximum amount of severance payments under his employment agreement, including, if applicable, COBRA. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates. In the case of Dr. Johann, the table below excludes his beneficial ownership of Shares, Options and Warrants held by entities affiliated with NGN Capital LLC, of which Dr. Johann serves as managing general partner. That ownership is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Executive Officer/Director	Value of Shares Owned	Total Option Spread Value	Total Warrant Value	Total Potential Severance Payments (including COBRA)(1)	Total
Christian Itin	$31,735	$15,133,568	$—	$1,035,510	$16,200,813
Barclay A. Phillips	16,313	2,880,791	—	508,244	3,405,348
Patrick A. Baeuerle	178,926	8,451,646	—	570,721	9,201,293
Jan Fagerberg	—	2,230,150	—	505,119	2,735,269
Matthias Alder	—	4,517,793	—	504,353	5,022,146
David F. Hale	1,341,461	3,842,163	71,847	—	5,255,471
John E. Berriman	129,415	872,068	22,486	—	1,023,969
Michael G. Carter	16,654	912,534	—	—	929,188
Kapil Dhingra	—	554,050	—	—	554,050
Peter Johann	239,415	798,750	22,486	—	1,060,651
Joseph P. Slattery	64,713	883,925	11,243	—	959,881
Joseph Lobacki	—	1,395,000	—	413,000	1,808,000
Ulrich Grau, Ph.D.	—	1,566,000	—	571,425	2,137,425
Jens Hennecke	—	4,457,188	—	442,735	4,899,923

All directors and executive officers as a group (14 persons)	$2,018,632	$48,495,626	$128,062	$4,551,107	$55,193,427

1	Excludes value of any unused vacation payable by law upon the termination of an executive officer’s employment.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Under the Charter provisions, expenses incurred by a person who is or was a director or officer of the Company in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to the DGCL, the Charter or the Bylaws.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against all expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of the Company or by reason of the fact that he is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against the Company or its directors, officers, employees or other indemnitees. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking providing that such director or executive offer undertakes to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by the Company under his indemnity agreement, the Bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(12) hereto, which is incorporated herein by reference.

From and after the Effective Time, all rights to indemnification by the Company and its subsidiaries existing in favor of directors and officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws and as provided in the indemnity agreements between the Company and its subsidiaries, on the one hand, and the executive officers and directors, on the other hand, shall survive the closing of the Merger (the “Closing Date”) and continue in full force and effect for a period of six years from the Effective Time. Under the terms of the Merger Agreement, from the Effective Time until the sixth anniversary of the Effective Time, to the fullest extent that Micromet and its subsidiaries would have been permitted to under applicable law and their respective certificates of incorporation or by-laws or other organizational documents, the Surviving Corporation will be required to indemnify, defend and hold harmless each director and officer of Micromet and all of its subsidiaries as of the date of the Merger Agreement in his capacity as an officer or director of Micromet or any of its subsidiaries, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement.

The Surviving Corporation will, until the sixth anniversary of the Effective Time, maintain the Company’s existing policy of directors’ and officers’ liability insurance or provide substitute policies on terms no less favorable than the existing policy, or purchase a six-year “tail” policy prior to the Effective Time, except that neither Amgen nor the Surviving Corporation is required to expend in any one year an amount in excess of an agreed amount.

Representation on the Board of Directors of Micromet

The Merger Agreement provides that subject to compliance with applicable law and the applicable NASDAQ Marketplace Rules, Purchaser is entitled following the Offer Acceptance Time to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of Micromet as would represent a percentage of the entire Board of Directors of Micromet equal to the percentage of the total number of outstanding Shares beneficially owned by Amgen, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer). The Company must, upon Purchaser’s request at any time following the consummation of the Offer, take all such actions necessary to appoint to the Board of Directors of Micromet the individuals so designated by Purchaser, including filling vacancies on the Board of Directors of Micromet, promptly increasing the size of the Board of Directors of Micromet and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Board of Directors of Micromet. The Company also must, upon Purchaser’s request, following the Offer and to the extent permitted by applicable law and applicable NASDAQ Marketplace Rules, cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) of each committee of the Board of Directors of Micromet as the percentage such Purchaser designees make up with respect to the full Board of Directors of Micromet.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Board of Directors of Micromet as set forth above, then, until the Effective Time, the Company will cause the Board of Directors of Micromet to maintain three directors who were members of the Board of Directors of Micromet on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Amgen, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of which will be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K of the Exchange Act (the “Continuing Directors”). If any Continuing Director no longer is able to serve due to death, disability or resignation, the Company must take all necessary action so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to any other required board or stockholder approval) be required for the Company (i) to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Amgen or Purchaser), (iii) to amend the charter or bylaws if such action would adversely affect the Company’s stockholders (other than Amgen or Purchaser) or (iv) to take any other action of the Board of Directors of Micromet in connection with the Merger Agreement, if such exercise, waiver, amendment or other action would adversely affect, or reasonably be expected to adversely affect, the holders of Shares (other than Amgen or Purchaser).

The foregoing summary concerning representation on the Board of Directors of Micromet does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Amgen and their Affiliates.

Merger Agreement

On January 25, 2012, the Company, Amgen and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employee Matters

Pursuant to the terms of the Merger Agreement, for a period commencing upon the Effective Time and continuing through the end of the year in which the Effective Time occurs, Amgen will provide to each Micromet employee who continues to be employed by Amgen, the Surviving Corporation (or any subsidiary thereof) (the “Continuing Employees”) total compensation (including employee benefits other than equity based compensation and retention benefits and based on bonus opportunity rather than actual bonus payments) that is at least substantially comparable in the aggregate to the compensation provided to such Continuing Employees immediately prior to the execution of the Merger Agreement. In addition, Continuing Employees will be eligible for certain severance benefits.

Amgen will, or will cause the Surviving Corporation to and instruct its subsidiaries to, as applicable, assume the liability for accrued personal, sick or vacation time and allow Continuing Employees to use such accrued personal, sick or vacation time in accordance with the practice and policies of Micromet and its subsidiaries, as applicable to each such Continuing Employee immediately before the Effective Time, subject to the cap on vacation accrual set forth in Amgen’s vacation policy and subject to applicable law. Any accrued but unused personal, sick or vacation time of each such Continuing Employee in excess of 80% of such cap will be paid by Amgen, the Surviving Corporation (or any other subsidiaries of Amgen) as soon as practicable to such Continuing Employee at such employee’s compensation rate in effect as of the Effective Time.

In addition, Amgen agrees that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the Closing Date; provided, however, that if Amgen or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period) Amgen will use commercially reasonable efforts to cause the Continuing Employees to be eligible to participate in Amgen’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Amgen (taking into account job location). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Amgen and/or the Surviving Corporation, then Amgen will use commercially reasonable efforts to cause such health or welfare benefit plan to credit Continuing Employees for services prior to the Effective Time with Micromet for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual or participation to the same extent that such service was recognized prior to the Effective Time under the corresponding Micromet health or welfare benefit plan and provided that such service credit would not result in any duplication of benefits.

The foregoing summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On August 11, 2011, the Company and Amgen entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Amgen agreed that, subject to certain exceptions, any non-public information regarding the Company and its subsidiaries or affiliates furnished to Amgen or its representatives would, for a period of eighteen months from the date of the Confidentiality Agreement, be kept confidential and used by Amgen and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Amgen and the Company and would be kept confidential except as provided in the Confidentiality Agreement. The confidentiality agreement also includes a standstill provision that was subject to certain exceptions. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement and amendment thereto, which are filed as Exhibits (e)(15) and (e)(16), respectively, hereto and incorporated herein by reference.

Collaboration Agreement

On July 11, 2011, Micromet entered into a Collaboration and License Agreement (“Collaboration and License Agreement”) with Amgen under which the two parties agreed to collaborate on the research of BiTE® antibodies against three undisclosed solid tumor targets and the subsequent development and commercialization of BiTE antibodies against up to two of these targets, to be selected by Amgen. Amgen paid an up-front payment of €10 million, or $14.5 million using the exchange rate as of the payment date, of which €4 million (or $5.7 million using the exchange rate as of the payment date) was an advanced payment to Micromet for research and development services to be performed by Micromet and the remaining €6 million (or $8.5 million using the exchange rate as of the payment date) was designated as the license fee relating to the license of BiTE antibody technology and know-how. Micromet has been primarily responsible for the generation and pre-clinical research of the BiTE antibodies, and Amgen will lead the clinical development, manufacturing, and commercialization of any products resulting from the collaboration. Micromet is eligible to receive up to a total of €342 million in milestone payments in connection with the development and sale of BiTE antibodies against the first target selected by Amgen, as follows: €7 million in pre-clinical milestones, €35 million in clinical milestones, and €300 million in milestones related to product approval and achievement of certain sales thresholds. Micromet is also eligible to receive an additional cash payment upon initiation of the second program, as well as milestones, royalties and development funding comparable to the first program. The combined potential payments to Micromet from both programs, excluding reimbursement of research and development costs, are approximately €695 million. Micromet has not recognized any milestone revenue under this Collaboration and License Agreement to date.

The Collaboration and License Agreement, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference, contains termination provisions whereby Amgen may terminate the agreement upon 90 days’ notice. There are also provisions for termination for material breach that either party may invoke according to the terms of the agreement.

(c) Arrangements among Amgen, the Purchaser, and Certain Executive Officers and Directors of the Company.

Executive Employment Agreement Amendments

On January 24, 2012, Micromet and Amgen entered into an amendment to the executive employment agreements with each of Dr. Fagerberg, Senior Vice President—Chief Medical Officer, and Dr. Baeuerle, Senior Vice President—Chief Scientific Officer. The amendments entered into with each of Dr. Fagerberg and Dr. Baeuerle amend the employment agreements between Micromet and Dr. Fagerberg and Dr. Baeuerle, respectively, each dated as of May 6, 2011 (collectively, the “Employment Agreement Amendments”). The effect of the Employment Agreement Amendments is to change certain terms of Dr. Fagerberg’s and Dr. Baeuerle’s employment with Micromet from and after the Effective Time. Neither of the Employment Agreement Amendments will become effective until the Effective Time. In addition, each of Dr. Fagerberg and Dr. Baeuerle have agreed that the changes pursuant to their employment contemplated by the Employment Agreement Amendments will not constitute “good reason” under their employment agreements.

Under the Employment Agreement Amendments, following the Effective Time, (i) Dr. Fagerberg’s position and title will be Vice President, Global Development, and Dr. Baeuerle’s position and title will be Vice President, Research; (ii) Dr. Fagerberg’s and Dr. Baeuerle’s base salaries will be €275,834 and €302,356, respectively; (iii) each of Dr. Fagerberg and Dr. Baeuerle will have an annual bonus target equal to 40% of their respective base salaries; (iv) each will be granted 10,000 restricted stock units under Amgen’s equity incentive plan, which will vest fully on the second anniversary of the Effective Time, contingent upon their remaining employed with Micromet through such date; and (v) beginning in 2013, they will each be eligible to receive annual long-term incentive equity grants that are determined in accordance with Amgen’s annual grant guidelines. In addition, under his Employment Agreement Amendment and a special retention award agreement between Amgen and Dr. Baeuerle, dated as of January 24, 2012, Dr. Baeuerle will be eligible for a $1,000,000 cash retention bonus, which will vest fully on the second anniversary of the Effective Time, contingent upon Dr. Baeuerle remaining employed with Micromet through such date or his earlier termination without “cause” (as defined in the agreement) or upon his earlier death or disability.

The descriptions above are qualified in their entirety by reference to Dr. Baeuerle’s Employment Amendment, Dr. Fagerberg’s Employment Amendment and that certain Award Agreement, dated January 24, 2012, by and between Amgen and Dr. Baeuerle, which are filed, respectively, as Exhibits (e)(5), (e)(7) and (e)(17) hereto and incorporated herein by reference.

Tender and Support Agreements

On January 25, 2012, each director and executive officer of the Company holding Shares and certain of their affiliated funds (the “Supporting Stockholders”) entered into, at the Company’s request, a tender and support agreement with Amgen and Purchaser (collectively, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, each Supporting Stockholder agrees to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares of which such Supporting Stockholder becomes the record or beneficial owner after the date of the relevant Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but no later than ten business days following commencement of the Offer. If such Supporting Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, such Supporting Stockholder agrees to tender (or cause to be tendered) the Subject Shares within two business days following the receipt of such documents or instruments, but in any event prior to the initial Expiration Date.

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) such Supporting Stockholder’s Subject Shares (A) in favor of (i) the Merger, the execution and delivery by Micromet of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (ii) each of the other transactions contemplated by the Merger Agreement; (B) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Micromet in the Merger Agreement; and (C) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any alternative acquisition proposal; (ii) any amendment to Micromet’s certificate of incorporation or bylaws; (iii) any material change in the capitalization of Micromet or Micromet’s corporate structure; and (iv) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, the Tender and Support Agreement or any of the other transactions contemplated by the Merger Agreement.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder has delivered to Amgen a proxy whereby it agreed, during the Support Period, to appoint and constitute Amgen and any designee of Amgen, and each of them, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Micromet owned of record by the Supporting Stockholder as of the date of the proxy, which shares are specified on the final page of the proxy, and (ii) any and all other shares of capital stock of Micromet which the Supporting Stockholder may acquire on or after the date of the proxy.

Each Supporting Stockholder agrees pursuant to the Tender and Support Agreement that it will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares that is inconsistent with the Tender and Support Agreement or otherwise taken any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under the Tender and Support Agreement or any of the actions contemplated thereby.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreement shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

The foregoing summary and description of the Tender and Support Agreements are qualified in their entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(14) and is incorporated herein by reference.

The Merger Agreement and Form of Tender and Support Agreement have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. The Merger Agreement and the form of Tender and Support Agreement and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on February 2, 2012, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

On January 25, 2012, the Board of Directors of Micromet unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Micromet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Micromet stockholders tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the Board of Directors of Micromet unanimously recommends that the Company’s stockholders tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

A press release, dated January 26, 2012, issued by the Company and Amgen announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

(i) Background of Offer

Micromet is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibody-based therapies for the treatment of cancer. Micromet’s product development pipeline includes novel antibodies generated with Micromet’s proprietary BiTE antibody platform, as well as conventional monoclonal antibodies. The Board of Directors of Micromet and its senior management team have continuously reviewed and evaluated potential product development collaborations, licensing and other strategic opportunities in order to advance the clinical development of antibody-based therapies for the treatment of cancer, finance Micromet’s clinical development efforts and maximize value for Micromet’s stockholders. Consistent with this strategy, Micromet has established product development collaborations with Bayer Schering Pharma, sanofi-aventis, Amgen, Boehringer Ingelheim and MedImmune.

In 2009, the Board of Directors of Micromet determined that it was in the best interests of Micromet to retain an investment bank to advise the Board with respect to its takeover preparedness and potential responses to any unsolicited acquisition proposals and stockholder activism. After interviewing several investment banks, in December 2009, the Board retained Goldman, Sachs & Co. (“Goldman Sachs”) based upon factors including its experience in mergers and acquisitions, shareholder activism and knowledge of the industry.

On June 15, 2010, Micromet entered into a confidentiality agreement with Amgen to discuss a potential collaboration relating to the use of Micromet’s BiTE technology against solid tumor cancers. During the remainder of 2010, the business development and research and development functions of both organizations held several meetings to discuss a potential collaboration and an outline for a collaboration was developed.

On January 10, 2011, Dr. Christian Itin, Chief Executive Officer of Micromet, and Dr. Roger Perlmutter, Executive Vice President, Research and Development of Amgen, met in San Francisco to discuss the potential collaboration on BiTE antibodies. During that meeting Dr. Perlmutter indicated Amgen’s potential interest in collaborating on blinatumomab as well. Dr. Itin informed Dr. Perlmutter that Micromet wanted to focus on a collaboration on new BiTE antibodies and that should Micromet initiate a partnering process for blinatumomab, Amgen would be invited to participate.

Between January and June, 2011, the business development and research and development functions of Micromet and Amgen had several meetings relating to the potential collaboration on new BiTE antibodies.

On March 30, 2011, during its regular meeting, Dr. Itin informed the Board of Directors of Micromet that a meeting with senior Amgen executives was scheduled on April 5, 2011, to discuss the potential collaboration and that Dr. Itin believed that Amgen might seek to broaden the discussion to a strategic transaction. Following a discussion, the Board agreed that the conversation with Amgen should be focused on the collaboration and that given the Company’s then-current stock price level, which the Board believed undervalued the company, a broader discussion would not be appropriate at that time.

On April 5, 2011, Dr. Itin, Dr. Patrick Baeuerle, Chief Science Officer of Micromet and Dr. Jens Hennecke, Senior Vice President, Business Development of Micromet met with Dr. Perlmutter, Dr. Iain Dukes, Vice President, External R&D of Amgen, Mrs. Erin Lavelle, Executive Director, Business Development of Amgen, and Mr. Michael Flaschen, Executive Director, External R&D of Amgen, in New York City for ongoing collaboration negotiations. During that meeting, Amgen introduced the idea of a strategic transaction and Dr. Itin indicated that at that time Micromet was focused on completing the proposed collaboration on new BiTE antibodies. Amgen did not make a specific proposal to acquire Micromet at that time.

On May 18, 2011, Dr. Dukes met with Dr. Michael Carter, a member of the Board of Directors of Micromet, in Rhode Island, for a purpose unrelated to Micromet. During the meeting, Dr. Dukes indicated that Amgen was interested in exploring a possible acquisition of Micromet and Dr. Carter indicated that the Board might be willing to entertain an appropriate acquisition offer by Amgen and that he would raise the matter with the Chairman of the Board, Mr. David Hale.

On June 22, 2011, in an executive session of the non-employee directors of Micromet held during the regularly scheduled Board of Directors meeting, Dr. Carter and Mr. Hale relayed to the Board the substance of Dr. Carter’s discussion with Dr. Dukes. The non-executive directors discussed the possibility of a transaction with Amgen, and agreed that Mr. Hale should contact Dr. Perlmutter to determine what Amgen was seeking, but not for purposes of soliciting any acquisition proposals.

On July 11, 2011, Micromet’s wholly owned subsidiary Micromet AG and Amgen entered into a Collaboration and License Agreement under which the companies would collaborate on the research of BiTE antibodies against three unspecified solid tumor targets and the subsequent development and commercialization of BiTE antibodies against up to two of these targets, which would be selected by Amgen.

On July 14, 2011, Drs. Perlmutter and Dukes met with Mr. Hale and Mr. Joseph Slattery, another member of the Board of Directors of Micromet, in San Diego to express Amgen’s interest in a potential transaction and indicated that Amgen was planning to prepare a non-binding proposal letter for an acquisition.

On July 18, 2011, Mr. Kevin W. Sharer, Amgen’s Chairman of the Board and Chief Executive Officer, sent a letter to Mr. Hale indicating Amgen’s proposal for an acquisition of Micromet at a price of $9.00 per share in cash.

On July 19, 2011, the Board of Directors of Micromet met, with representatives of Goldman Sachs and Cooley LLP (“Cooley”), Micromet’s outside counsel, participating in the meeting. The Board discussed the proposal received from Amgen. A representative of Cooley reviewed fiduciary duty considerations in connection with the review of an acquisition proposal. Representatives of Goldman Sachs provided analysis of financial aspects of the proposal. The Board and Cooley discussed the process for evaluating and responding to the Amgen proposal. Following a discussion in executive session, the Board requested that Goldman Sachs work with management on an updated review of the market and financial analysis of Micromet and scheduled a follow-up meeting to discuss the proposal.

On July 25, 2011, Dr. Dukes called Dr. Carter seeking information on the status of Micromet’s response to Amgen’s proposal. Dr. Carter informed Dr. Dukes that the Board of Directors of Micromet was meeting the next day with its financial advisor, Goldman Sachs, to assess Amgen’s proposal.

On July 26, 2011, the Board of Directors of Micromet met, with representatives of Goldman Sachs and Cooley participating, to discuss the proposal from Amgen. Representatives of Goldman Sachs reviewed the current biotechnology merger and acquisition landscape, analyst reports and market perspective on Micromet and preliminary financial analyses of Micromet. The Board discussed Micromet’s and Goldman Sachs’s preliminary financial analyses and key strategic and process related risks in pursuing a transaction at that time, upcoming milestone events that could enhance stockholder value and associated risks, Micromet’s financing requirements and related dilution and Micromet’s strategic alternatives, including pursuing planned partnering discussions for blinatumomab and continuing as an independent company. After a full discussion in executive session, the Board unanimously resolved to reject as inadequate the proposal from Amgen and agreed that Goldman Sachs would communicate to Amgen the Board’s decision, including the Board’s assessment that the offer price of $9.00 per share did not reflect the full and fair value of Micromet. Following the meeting, representatives of Goldman Sachs contacted Mr. David Piacquad, Vice President, Strategy and Corporate Development at Amgen, and informed him that the Board was not interested in a transaction at that price level.

On August 1, 2011, Dr. Perlmutter contacted Mr. Hale to indicate that Amgen remained interested in a transaction and would like to conduct additional due diligence on Micromet so that they could more fully understand the value of the company. At that time, Mr. Hale indicated he would convey that interest to the Board of Directors of Micromet at its meeting later that week and Dr. Perlmutter and Mr. Hale discussed the possibility of a face-to-face meeting in mid-August.

On August 3, 2011, the Board of Directors of Micromet met, with representatives of Goldman Sachs and Cooley participating, to discuss Amgen’s request to conduct limited due diligence. Following the meeting, Mr. Hale followed up with Dr. Perlmutter and confirmed that, if Amgen entered into a confidentiality agreement with a standstill with Micromet, the Board was willing to allow Amgen to conduct limited due diligence to determine whether Amgen could increase its offer price.

On August 5, 2011, Dr. Itin contacted Dr. Perlmutter to coordinate the due diligence session and proposed the meeting in San Francisco. Dr. Itin and Micromet provided Amgen with a proposed agenda for the due diligence session and a draft confidentiality agreement, and Dr. Perlmutter submitted a due diligence request and proposed attendee list to Dr. Itin. The parties negotiated the scope of the diligence meeting and confidentiality agreement over the next few days, and entered into the confidentiality agreement with a standstill on August 18, 2011.

The parties met on August 18, 2011 in San Francisco for a due diligence session to discuss potential sources of additional value that would permit Amgen to increase its offer price. Among those in attendance for Amgen were Drs. Perlmutter and Dukes, Mr. Piacquad, Dr. Sean Harper, Senior Vice President, Global Development and Corporate Chief Medical Officer of Amgen, Dr. Paul Eisenberg, Senior Vice President, Global Regulatory Affairs and Safety of Amgen, Dr. Roy Baynes, Vice President, Global Development Hematology/Oncology of Amgen, Ms. Alison Moore, Vice President, Process & Product Engineering of Amgen, and Mr. Jonathan Porter, Director, Commercial Global Marketing of Amgen. Those in attendance for Micromet included Drs. Itin, Baeuerle and Hennecke, Dr. Ulrich Grau, Chief Operating Officer of Micromet, Dr. Jan Fagerberg, Chief Medical Officer of Micromet, and a representative of Goldman Sachs.

On August 19, 2011, the Board of Directors of Micromet met, with senior management and representatives of Cooley and Goldman Sachs in attendance, to discuss the diligence meeting with Amgen. The Board also discussed other potential strategic parties who would potentially be interested in, and were capable of, acquiring Micromet and resolved to contact Company A, with whom the company had an existing relationship, to gauge interest.

Following the meeting, Dr. Itin contacted Company A to determine whether Company A had any interest in pursuing an acquisition of Micromet at this time and representatives of Company A indicated that they would consider the opportunity and respond later.

On September 1, 2011, Dr. Perlmutter called Mr. Hale and reiterated Amgen’s proposal to acquire Micromet at a price of $9.00 per share. Mr. Hale indicated that he was disappointed that Amgen was unwilling to raise their offer price following the diligence meeting, that the Board of Directors of Micromet had determined that $9.00 per share was not an appropriate value for the Micromet stockholders, but that he would take the proposal back to the Board.

On September 2, 2011, the Board of Directors of Micromet met with senior management and representatives of Goldman Sachs and Cooley participating. Mr. Hale informed the Board of his most recent discussions with Amgen in which Dr. Perlmutter had indicated that the due diligence meeting had given Amgen a better understanding of Micromet’s technology and platform but that in light of current market conditions, Amgen was unwilling to increase its offer. The Board discussed Micromet’s position with its advisors and requested that Goldman Sachs update its preliminary analyses of Micromet.

On September 8, 2011, the Board of Directors of Micromet met, with senior management and representatives from Goldman Sachs and Cooley participating, to review the updated valuation of Micromet. Following such review, the Board reaffirmed its rejection of Amgen’s $9.00 per share offer. In addition, the Board supported management’s recommendation to begin the process of partnering Micromet’s lead compound, blinatumomab.

Mr. Hale responded to Dr. Perlmutter on September 9, 2011 to indicate that the Board of Directors of Micromet had determined that $9.00 was not an adequate offer price and the Board was disappointed that Amgen did not find increased value as a result of the diligence discussion in San Francisco.

Mr. Sharer sent a letter, dated September 19, 2011, to Mr. Hale indicating that Amgen continued to propose an acquisition of Micromet at a price of $9.00 per share.

On September 22, 2011, the Board of Directors of Micromet met with senior management and representatives of Goldman Sachs and Cooley. The Board discussed the latest letter received from Amgen. Representatives from Cooley reviewed the Board’s fiduciary duties in connection with the consideration of the proposal and reviewed the terms of the standstill agreement with Amgen. The Board discussed possible responses to the letter with its advisors. Following the discussion, the Board requested that Goldman Sachs contact Amgen and inform Amgen of Micromet’s unwillingness to proceed with discussions at $9.00 per share and the fact that Micromet had commenced a partnering process for blinatumomab.

Following the meeting, a representative of Goldman Sachs spoke with Robert A. Bradway, Chief Operating Officer of Amgen, and again conveyed the unwillingness of the Board of Directors of Micromet to proceed with discussions at $9.00 per share and their disappointment that Amgen did not find increased value as a result of the diligence discussions in San Francisco. Goldman Sachs agreed to call Amgen after discussing the matter further with the Board.

On September 28, 2011, the Board of Directors of Micromet met, with senior management, Goldman Sachs and Cooley participating, to discuss the latest communications between Amgen and Goldman Sachs. Dr. Itin also informed the Board that Company A had informed him that it was not interested in pursuing a transaction at this time. Following a discussion in executive session, the Board agreed to discuss the Amgen proposal further at the upcoming regular board meeting, and instructed representatives of Goldman Sachs to inform Amgen that Micromet would respond to Amgen following such meeting.

On September 29, 2011, representatives of Goldman Sachs spoke with Mr. Piacquad and confirmed that Micromet would respond further to Amgen’s offer after the meeting of the Board of Directors of Micromet scheduled for the following week.

In September 2011, Micromet commenced a process for entering into a collaboration with respect to blinatumomab. During the process, Micromet contacted 21 potential collaboration parties, held face-to-face meetings with 11 potential parties and engaged in a due diligence process with 10 parties. The collaboration process was ongoing during the subsequent discussions with Amgen.

On October 4 through 6, 2011, the Board of Directors of Micromet held a regular meeting in Munich, Germany. Representatives of Goldman Sachs and Cooley attended portions of the meeting. During that meeting, the Board reviewed in detail Micromet’s strategic plan and strategic alternatives, including the company’s financing requirements and financing strategies to advance clinical development of key programs and the collaboration strategy for blinatumomab, including alternative structures for a potential collaboration. The Board also reviewed updated financial analyses and determined that it was not interested in pursuing discussions with Amgen at $9.00 per share and agreed that Micromet should continue to pursue its collaboration strategy for blinatumomab. Based on its review of the financial analyses, the Board discussed its potential interest in pursuing a transaction at a higher value, discussed going back to Amgen at $12.00 per share and authorized Goldman Sachs to communicate to Amgen that the Board might consider engaging in discussions at a much higher price than $9.00 per share.

On October 11, 2011, representatives of Goldman Sachs on behalf of the Board of Directors of Micromet contacted Mr. Piacquad to reject the $9.00 per share offer. Goldman Sachs communicated that while Micromet might still entertain a potential transaction with Amgen at a substantially higher price per share, Micromet was also pursuing licensing and collaboration transactions.

On October 12, 2011, the Board of Directors of Micromet met with senior management and representatives of Goldman Sachs and Cooley present. The Board received an update regarding the communications between Goldman Sachs and Amgen. In addition, in executive session, the Board approved the terms of the retention of Goldman Sachs to serve as the financial advisor to the company in connection with a potential sale of the company.

Micromet entered into an engagement letter with Goldman Sachs on October 14, 2011 covering Goldman Sachs’s services as a financial advisor in connection with a possible sale of the company.

On October 28, 2011, Mr. Sharer sent a letter to Mr. Hale indicating that Amgen was willing to increase the price in its proposal to a fixed amount equal to $9.00 per share in cash plus a contingent value component paying up to $3.00 more per share in $1.00 increments contingent on the achievement of certain commercial sales and regulatory milestones for blinatumomab if they occurred within certain time periods extending out to 2017.

On October 30, 2011, the Board of Directors of Micromet met, with senior management and representatives of Goldman Sachs and Cooley attending, to discuss the October 28th proposal received from Amgen and the potential value of the contingent value component of such proposal. Following a discussion of Amgen’s proposal, including the contingent value rights and potential responses to Amgen, the Board rejected the proposal and authorized Goldman Sachs to convey its position to Amgen.

On November 3, 2011, representatives from Goldman Sachs contacted Mr. Piacquad to indicate that the Board of Directors of Micromet had decided not to pursue the October 28, 2011 proposal from Amgen.

On November 22, 2011, representatives from Goldman Sachs had a conversation with Mr. Piacquad and Dr. Dukes in which Mr. Piacquad and Dr. Dukes indicated that Amgen would not submit a cash offer at a substantially higher price. At the instruction of the Board of Directors of Micromet, representatives of Goldman Sachs indicated that Mr. Hale might be willing to present to the Board an all cash offer at a price below the $12.00 per share in total potential consideration reflected in Amgen’s last offer. Goldman Sachs also communicated that the Board had not formally agreed to enter into discussions at a price below $12.00 per share.

On November 29 to November 30, 2011, the Board of Directors of Micromet held a regular meeting. During the meeting, among other things, the Board received clinical trial updates and updates on the status of the partnering process for blinatumomab, including parties in the process and feedback from the parties and the status of a BiTE collaboration being negotiated. Representatives of Goldman Sachs attended a portion of the meeting and provided an update on discussions with Amgen.

On December 21, 2011, Dr. Dukes and Mr. Piacquad contacted Mr. Hale to discuss the potential acquisition and communicated that Amgen was potentially willing to increase the fixed price portion of its earlier proposal, but that Amgen desired entering into a transaction containing only a fixed price component at $10.75 per share. Mr. Hale indicated that he would need to convene the Board of Directors of Micromet to consider this proposal.

On December 23, 2011, the Board of Directors of Micromet met, with management and with representatives of Goldman Sachs and Cooley participating, to discuss the latest proposal from Amgen. Representatives of Goldman Sachs provided an initial review of the financial aspects of the revised offer and a process for reviewing the offer. A representative of Cooley reviewed the Board’s fiduciary duty considerations in connection with the review of the revised offer. The Board discussed the revised offer and a process for contacting other potential strategic buyers and requested that management update its projections and that Goldman Sachs update its financial analysis prior to the Board meeting on January 2, 2012.

On January 2, 2012, the Board of Directors of Micromet met, with management and with representatives of Goldman Sachs and Cooley participating, to discuss the latest proposal from Amgen. Representatives of Goldman Sachs reviewed the performance of Micromet’s stock during the previous two years and research analyst estimates of its stock price. Goldman Sachs also discussed management’s financial model and provided updated preliminary financial analyses. The Board discussed with management and Goldman Sachs various other strategic parties that might be interested in acquiring Micromet, including parties actively engaged in the partnering process for blinatumomab. Representatives of Cooley reviewed the Board’s fiduciary duty obligations in the context of the proposed sale of the company and the benefits of contacting other potential parties. The Board then met in executive session with counsel. After a full discussion, the Board determined to respond to

Amgen that the Board would be willing to commence negotiations and a due diligence process if Amgen were willing to increase its offer price to $11.00 per share. The Board also agreed to authorize Goldman Sachs to contact certain potential parties to determine interest in an acquisition transaction.

On January 3, 2012, Mr. Hale responded to Mr. Piacquad and Dr. Dukes that the Board of Directors of Micromet would not accept $10.75 per share; however, Mr. Hale indicated that the Board would be willing to work toward a transaction and work with Amgen on due diligence if Amgen would raise its price to $11.00 per share. Dr. Dukes and Mr. Piacquad agreed to review a price of $11.00 per share with Amgen’s senior management.

Beginning on January 3, 2012, Goldman Sachs reached out to seven large pharmaceutical companies to determine interest in submitting proposals to acquire the entire company. The parties were selected based on participation in the partnering process for blinatumomab and other collaborations with Micromet, feedback on interest in pursuing a collaboration for blinatumomab and an assessment of strategic fit and the parties’ ability to purchase the company at an appropriate all cash valuation.

On January 5, 2012, Mr. Piacquad and Dr. Dukes verbally agreed to a purchase price of $11.00 per share with Mr. Hale subject to completion of Amgen’s due diligence, negotiation of mutually acceptable transaction documentation and approval by the Amgen Board and the Board of Directors of Micromet. As a follow-up, Amgen and Micromet entered into an amendment to their confidentiality agreement to change certain matters relating to the process of contacting Micromet personnel and Amgen provided Micromet a due diligence request list.

On January 6, 2012, Amgen’s legal counsel, Sullivan & Cromwell LLP (“S&C”), provided to Cooley an initial draft of a merger agreement.

On January 7, 2012, Micromet made available to Amgen an on-line data room containing due diligence information and Amgen commenced due diligence on these documents.

On January 9, 2012, Amgen and Micromet met in Cooley’s offices in San Francisco to conduct further due diligence on Micromet while various of the attendees at the meeting were in San Francisco to attend the J.P. Morgan Healthcare Conference. Amgen participants included Drs. Perlmutter, Harper, Eisenberg and Dukes, Mr. Piacquad, Ms. Moore and Dr. Susie Jun, Executive Medical Director, Global Development of Amgen and Mr. Peter Sandor, Vice President, Global Marketing of Amgen. Those in attendance for Micromet included Mr. Hale (for a portion of the meeting) and Drs. Itin and Hennecke, as well as representatives from Goldman Sachs.

During the period from January 9 through January 25, 2012, Amgen, Micromet and their representatives held numerous due diligence calls and Micromet added materials to its online data room on an ongoing basis. In addition, several representatives from Amgen and Micromet also met in person and via telephone on January 13, 2012 to discuss various due diligence questions.

During the period from January 13, 2012 until January 20, 2012, Micromet held due diligence meetings with Company B, Company C and Company D. At Micromet’s request, Cooley sent a draft merger agreement to Company B and Company C who indicated initial interest in pursuing further discussions. The other four parties contacted by Goldman Sachs declined to engage in due diligence or other discussions. Ultimately, each of the parties indicated that it was not interested in pursuing an acquisition of Micromet and none of them submitted a proposal or comments on the draft merger agreement.

On January 12, 2012, the Board of Directors of Micromet held a meeting in conjunction with the J.P. Morgan Healthcare Conference. During the meeting, the Board received an update on the status of discussions with Amgen and with other potential parties.

On January 11, 2012, Cooley provided S&C with a draft of the Merger Agreement. S&C responded with comments on this draft on January 15, 2012. Cooley responded with comments to this draft on January 18, 2012 and representatives of Amgen, S&C and Cooley had a telephone conference the following day on January 19, 2012 to discuss open issues, including issues related to the ability of the Board of Directors of Micromet to change its recommendation, the triggers to the payment of the termination fee, the amount of the termination fee, the exceptions to the definition of material adverse effect and the calculation of the minimum condition. On January 20, 2012, Cooley provided S&C with additional comments to the Merger Agreement, and, later that night, S&C provided Cooley with a revised draft of the Merger Agreement.

From January 22, 2012 through January 25, 2012 representatives from Amgen, S&C, Cooley and Micromet had a series of telephone conversations to discuss certain open issues related to the Merger Agreement, exchanged drafts of the Merger Agreement and negotiated the Merger Agreement.

On January 23, 2012, the Board of Directors of Micromet met with senior management and representatives of Goldman Sachs and Cooley participating. The Board was updated on the status of discussions with Amgen and with Company B, Company C and Company D, including the fact that Company B had declined to submit a proposal, Company C was still completing its internal analysis and Company D had yet to respond with any indication of interest. Management then reviewed a term sheet for a collaboration for blinatumomab received by Micromet from a company that was not one of the seven potential strategic parties contacted by Goldman Sachs on Micromet’s behalf. The Board discussed the proposed financial terms and the impact that the collaboration as proposed would have on the company’s financing requirements, financial model and its operations as a standalone company. The Board also discussed risks relating to finalizing a collaboration and risks relating to the blinatumomab program. Goldman Sachs then presented updated information on premiums paid in comparable transactions and the single day, and average one month, six month, nine month and 52 week high premium represented by the $11.00 per share offer price from Amgen. Following a discussion in executive session, the Board decided to request that Amgen pay $11.50 per share.

On January 23, 2012, Mr. Hale had a conversation with Mr. Piacquad in which Mr. Hale communicated the request of the Board of Directors of Micromet for an increase in the purchase price to $11.50 per share based on the increase in Micromet’s stock price since late December 2011 and the reduction in the premium to the current market price. Mr. Piacquad indicated that he believed that Amgen was offering fair value for the company but would need to consult with other senior management before responding to the proposal. Later that day, Mr. Piacquad called Mr. Hale to inform him that Amgen was unwilling to increase its offer price of $11.00 per share.

On January 24, 2012, the Board of Directors of Micromet held a meeting with senior management and representatives of Goldman Sachs and Cooley attending. Mr. Hale updated the Board on his conversations with Amgen about price and Goldman Sachs and Dr. Itin updated the Board on the decisions by Company C and Company D not to submit offers to acquire the company. Representatives of Cooley reviewed the status of the discussions on the Merger Agreement with Amgen and the material open issues in the Merger Agreement and obtained the Board’s feedback on the open terms. Following a discussion in executive session of Micromet’s strategic alternative of remaining an independent company and the attendant risks and the fact that all of the strategic parties contacted by Goldman Sachs informed Micromet they were not interested in pursuing a transaction, the Board agreed that the company should proceed with finalizing the negotiations with Amgen at $11.00 per share.

Later on January 24, 2012, Mr. Hale contacted Mr. Piacquad and indicated that he believed that Micromet would be prepared to continue moving forward at $11.00 per share, but that an issue that was being discussed among counsel relating to certain circumstances under which the termination fee would become payable by Micromet would need to be resolved favorably to Micromet. The parties subsequently resolved the issue favorably to Micromet.

On January 25, 2012, the Board of Directors of Micromet held a meeting with senior management and representatives of Goldman Sachs and Cooley participating. Representatives of Cooley reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, regulatory approvals for the transaction, the non-solicitation clause and fiduciary exceptions that would permit Micromet to negotiate and accept an unsolicited superior offer, subject to compliance with the Merger Agreement and Amgen’s matching rights, the change in board recommendation section, termination provisions, the termination fee and the circumstances under which the termination fee would be payable. Cooley also reviewed the Tender and Support Agreement and the amendment to the Rights Agreement. The Board asked questions and discussed the Merger Agreement and related documentation. Representatives of Goldman Sachs reviewed with the Board its financial analysis of the $11.00 per share offer price and other matters, including the disclosures to be made by Goldman Sachs in the written opinion relating to Goldman Sachs’s roles in performing services for Amgen. The Board asked questions about the updated financial analysis and services performed by Goldman Sachs for Amgen. Representatives of Goldman Sachs then rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated January 25, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $11.00 per share consideration to be paid pursuant to the contemplated merger agreement to holders of Shares (other than Amgen and its Affiliates) was fair, from a financial point of view, to such holders. The Board then met in executive session with counsel present. During the executive session the Board discussed Goldman Sachs’s disclosures regarding services performed for Amgen and determined that Goldman Sachs did not have a conflict that would undermine its opinion or its advice to the Board. Representatives of Cooley reviewed the proposed Board resolutions with the Board, including an action being taken at the request of Amgen to enter into amendments to the employment agreements of certain executive officers that would become effective only if the transaction closes. Following a discussion, the Board unanimously approved and declared advisable the Merger Agreement and resolved to recommend that the stockholders of Micromet tender their Shares pursuant to the Offer, and if necessary, adopt the Merger Agreement and approve the Merger.

Later on January 25, 2012, the Merger Agreement was executed and delivered on behalf of each of Amgen, Purchaser and Micromet. The following morning, on January 26, 2012, Amgen and Micromet issued a joint press release announcing the execution of the Merger Agreement.

On February 2, 2012, Purchaser commenced the Offer.

(ii) Reasons for Recommendation

On January 25, 2012, the Board of Directors of Micromet unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of Micromet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Micromet stockholders tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement.

The Board of Directors of Micromet considered numerous factors, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Micromet stockholders:

•	the offer will be paid in cash providing certainty, immediate value and liquidity to our stockholders;

•

the $11.00 per share price to be paid for each Share represents approximately a 34% premium to the closing price of $8.19 per share on January 24, 2012, the last full trading day before the Transactions were approved by the Board of Directors of Micromet, a 37% premium to the one-month volume weighted average stock price, a 60% premium to the three-month volume weighted average stock price, an 85% premium to the six-month volume weighted average stock price, an 84% premium to the nine month volume weighted average stock price and a 24% premium to Micromet’s 52 week high stock price of $8.88 per share;

•

the belief of the Board of Directors of Micromet, after a thorough review of strategic alternatives and discussions with Micromet management and its advisors, that the $11.00 per share Offer Price is more favorable to the stockholders of Micromet than the potential value that might have resulted from other strategic opportunities potentially available to Micromet, including remaining as a standalone company or pursuing a business combination transaction with another party;

•

the belief of the Board of Directors of Micromet that as a result of arm’s length negotiations with Amgen and Purchaser, Micromet and its representatives had negotiated the highest price per share that Amgen was willing to pay for Micromet and that the terms of the Merger Agreement include the most favorable terms to Micromet in the aggregate to which Amgen and Purchaser were willing to agree;

•

the Board of Directors of Micromet’s assessment of Micromet’s prospects for substantially increasing stockholder value as a standalone company above $11.00 per share, given the phase of development of Micromet’s compounds and the remaining required clinical development in order to obtain marketing approval for blinatumomab and other product candidates, the cost and risks of building infrastructure within the United States, the amount of capital that Micromet would need to raise to fund clinical development of its products and its operations through commercial launch of products and projected cash flow breakeven results and the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital as well as the risk that no drug candidate would ever become a marketed drug or, if approved for marketing, would be commercially viable or achieve expected revenue levels and other risks and uncertainties facing the business;

•

the expectation that Micromet would need to raise $75 million in capital in 2012 and $75 million in capital in 2014, assuming Micromet successfully entered into projected collaborations with upfront payments that would fund some of the development costs and that the financings would be dilutive to the existing stockholders;

•

the belief of the Board of Directors of Micromet that Micromet had engaged in a reasonable process to obtain the best available value for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Micromet;

•

the opinion of Goldman Sachs to the Board of Directors of Micromet, dated January 25, 2012, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the $11.00 per Share in cash to be paid to the holders (other than Amgen and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders as more fully described below under the caption “Opinion of the Company’s Financial Advisor”;

•

the fact that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to Micromet’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transaction on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•

the fact that the Purchaser must extend the Offer for one or more periods until June 25, 2012, if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser);

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Amgen’s ability to fund the Offer Price with cash;

•	the nature of the conditions to Amgen’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•

the conclusion of the Board of Directors of Micromet that the termination fee of $40 million and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the ability of the Board of Directors of Micromet under the Merger Agreement to withdraw or modify its recommendation that Micromet’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Micromet’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee and the related ability for any other party to approach Micromet if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Micromet’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Board of Directors of Micromet also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•

the fact that Micromet’s stockholders will not participate in any potential future benefit from obtaining regulatory approval for and commercializing blinatumomab or from value created through the BiTE technology platform and other product candidates;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Micromet’s operations, employees, collaboration partners, suppliers and its ability to retain employees;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares would be adversely affected;

•	Micromet will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Micromet may have lost potential business partners and employees after announcement of the Offer;

•	Micromet’s business may be subject to significant disruption; and

•	Micromet’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•

the $40 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Micromet that might be more advantageous to Micromet’s stockholders, and the impact of the termination fee on Micromet’s ability to engage in certain other transactions for one year from the date of the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Micromet’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•

the restrictions in the Merger Agreement on the conduct of Micromet’s business prior to the consummation of the Merger, which may delay or prevent Micromet from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The Board of Directors of Micromet concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Board of Directors of Micromet reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the

Board of Directors of Micromet in consideration of its recommendation. In view of the wide variety of factors considered by the Board of Directors of Micromet in connection with the evaluation of the Offer and the complexity of these matters, the Board of Directors of Micromet did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board of Directors of Micromet may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Board of Directors of Micromet considered the interests of executive officers and directors of Micromet as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Supporting Stockholders have entered into Tender and Support Agreements, pursuant to which each has agreed, in his or its capacity as a stockholder of the Company, to tender all of his or its Shares, as well as any additional Shares that he or it may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Tender and Support Agreements will terminate in the event the Merger Agreement is terminated. Including Options and Warrants that are exercisable within 60 days of January 25, 2012, 13.2% of the outstanding Shares were subject to the Tender and Support Agreements as of January 25, 2012 (based on the exercise of only those Options and Warrants). Excluding Options and Warrants that are exercisable within 60 days of January 25, 2012, 7.6% of the outstanding Shares were subject to the Tender and Support Agreements as of January 25, 2012.

(iv) Certain Financial Projections

Micromet does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the evaluation of the Transactions, management prepared long-range, risk-adjusted non-United States generally accepted accounting principles (“GAAP”) financial projections for the fiscal years 2012 through 2025. Management assumed that Micromet would continue to operate as a going concern after 2025 and continue to generate new drug candidates from its BiTE technology platform, but management could not reasonably prepare projections after fiscal year 2025. These projections were developed for use by Board of Directors of Micromet in connection with the evaluation of the Transactions and the Offer Price in comparison to Micromet’s strategic alternatives and were provided to Micromet’s financial advisor.

The information set forth below is included solely to give Micromet’s stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of Micromet to decide to tender its Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither Micromet’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections estimate EBIT (calculated as revenue minus cost of goods sold, research and development, sales and marketing costs, and general and administrative expenses) and free cash flow (calculated as EBIT plus depreciation and amortization minus capital expenditures, changes in working capital and taxes). The financial projections reflect numerous estimates and assumptions made by Micromet with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Micromet’s business, all of which are difficult to predict and many of which are beyond Micromet’s control. In preparing the financial projections, Micromet’s management assumed with respect to product collaborations that Micromet would retain rights in the United States to blinatumomab and outlicense the rights in the rest of the world in 2012, MT110 would be outlicensed globally in 2013, MT114 would be outlicensed globally in 2012 and MT111 would be outlicensed in the European Union in 2014. Management assumed with respect to the BiTE platform, that Micromet would generate three new world-wide licenses (one each year from 2014 through 2016), each generating upfront cash payments of $10 million and each with total net development milestones of up to $150 million, total commercial milestones of up to $105 million and tiered royalties of 8%-10%, one additional partnership in 2013 with an upfront cash payment of $10 million and total net development milestones of up to $70 million, U.S. sales royalties of 25%-31% and ex-U.S. royalties of 10% and that Micromet would spend a total of $121 million in research and development related to the BiTE technology platform during the years projected. With respect to product candidates being developed by Micromet, management made the following assumptions with respect to the probability of success by stage of development: pre-clinical (80%); phase I clinical trials (68%); phase II clinical trials (42%); phase III clinical trials (64%); and regulatory approval (81%). The financial projections further assume risk-adjusted product costs, a tax rate of 40% in the U.S. and 33% in the European Union and a $102 million net operating loss balance in the U.S. and $209 million net operating loss balance in the European Union. Micromet’s management also assumed that Micromet would need to raise approximately $75 million in additional capital in each of 2012 and 2014 order to fund clinical development and operations (without considering any further limitation to the use of net operating losses that might result from the future issuance of shares in connection with the expected financing transactions). The projections further assume that Micromet would be able to raise this additional capital when needed in order to meet the projected development and commercial launch schedule.

The financial projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Micromet’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in Micromet’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2010, and Micromet’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that Micromet or its representatives then considered, or now considers, such financial projections to be material information of Micromet or necessarily predictive of actual future events, and this information should not be relied upon as such. Micromet views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of Micromet, Amgen, Purchaser, or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Micromet contained in Micromet’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The non-GAAP financial projections included the following estimates of Micromet’s future financial performance:

Risk-Adjusted Projections—($ in millions)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue
Total blinatumomab	$50	—	$2	$30	$57	$94	$160	$276	$391	$451	$448	$473	$494	$513
Total MT110	—	50	31	4	4	5	4	9	7	12	14	42	65	77
Total MT114	5	0	9	12	—	—	—	4	17	24	30	42	53	64
Net Partnership Revenue	13	22	34	20	12	19	23	41	75	67	104	151	158	167
BiTE Platform	—	8	16	18	26	20	18	22	23	18	22	33	64	86

Total Revenue:	69	80	91	83	99	137	205	352	513	571	619	740	833	907
Costs
COGS	0	—	6	8	6	10	15	26	37	40	42	44	46	48
Total R&D	47	53	59	67	70	45	45	70	103	114	124	148	167	181
Sales and Marketing	4	6	9	9	13	14	15	28	45	47	49	51	53	55
G&A	27	27	32	33	34	34	35	36	36	37	38	39	39	40

Total Costs:	78	86	106	118	122	103	111	160	221	238	252	282	306	325
EBIT	(9)	(6)	(15)	(35)	(23)	34	94	192	293	333	366	458	527	582
Free Cash Flows	(12)	(6)	(15)	(43)	(25)	28	80	165	188	220	240	297	319	354

(v) Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Board of Directors of Micromet that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the $11.00 per Share in cash to be paid to the holders (other than Amgen and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 25, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors of Micromet in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it. In that regard, Goldman Sachs assumed with the Company’s consent that the internal financial analyses and forecasts for the Company prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $11.00 per Share in cash to be paid to the holders (other than Amgen and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $11.00 per Share in cash to be paid to the holders (other than Amgen and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion did not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Amgen or the ability of the Company or Amgen to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Micromet in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 24, 2012 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (i) the closing prices of the Shares on January 24, 2012 and December 23, 2011 (one month prior to January 24, 2012), (ii) the average closing prices of the Shares for the one-month, three-month, six-month and nine-month periods ended January 24, 2012 and (iii) the highest closing price of the Shares for the 52-week period ended January 24, 2012. The following table presents the results of this analysis:

Date or Period	Spot/Average Price	Premium Based on $11.00 Offer
January 24, 2012	$8.19	34%
1 Month Prior (December 23, 2011)	7.24	52%
1 Month Average	8.03	37%
3 Months Average	6.87	60%
6 Months Average	5.94	85%
9 Months Average	5.97	84%
52 Week High (January 18, 2012)	8.88	24%

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using certain internal financial analyses and forecasts for the Company prepared by its management and approved for Goldman Sachs’ use by the Company. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2012 through 2025 using discount rates ranging from 13.5% to 16.5%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs calculated implied prices per share of the Shares using illustrative terminal values in the year 2025 based on perpetuity growth rates ranging from 1.0% to 5.0%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account certain internal financial analyses and forecasts for the Company prepared by its management and market expectations regarding long-term growth of gross domestic product and inflation. The illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 13.5% to 16.5%. Based on the guidance and at the instruction of the Company’s management, Goldman Sachs assumed a cash balance of $158 million as of December 31, 2011. This analysis resulted in a range of implied present values of $7.09 to $11.44 per Share.

In addition to the analysis above, Goldman Sachs performed an illustrative sensitivity analysis addressing the impact on value per Share of various scenarios. The sensitivities were based on changes in the Company’s management’s assumptions and forecasts regarding (i) alternative outcomes for the Company’s pipeline, including varying the individual probabilities of success by stage of development of the Company’s pipeline and (ii) alternative discount rates, perpetuity growth rates and issuance prices per Share in connection with the financings. The illustrative sensitivity analysis was conducted based on a discount rate of 15.0% and a perpetuity growth rate of 3.0% (representing the midpoints of the discount rates and perpetuity growth rates utilized in the illustrative discounted cash flow analysis described above). The following table presents the results of this analysis:

Scenario	Implied Dollar per Share Impact to Value per Share
Pipeline
Delay Blinatumomab ALL Launch / Accelerate Launch	$(0.29) - $0.44
Blinatumomab ALL 1 Less Cycle Per Line of Therapy	$(0.46) - $0.00
Blinatumomab ALL Failure Post Phase III / Approval	$(1.93) - $2.94
Blinatumomab DLBCL Failure in Phase II / Success in Phase II	$(1.83) - $2.54
Blinatumomab CLL Failure Post Phase III / Approval	$(0.15) - $0.40
MT-110 Failure in Phase II / Success in Phase II across selected indications	$(0.42) - $1.40
Illustrative Partnership Failure / Approval	$(0.06) - $0.55
Phase II transitional probability of success of 42% - / + 10%	$(1.13) - $1.17
Phase III transitional probability of success of 64% - / + 10%	$(1.12) - $1.17
Financial Value
Discount Rate 1% / (1%)	$(0.84) - $1.03
Perpetuity Growth Rate (1%) / 1%	$(0.28) - $0.33
Share Issuance ($1.00) / +$1.00	$(0.19) - $0.15

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions, which comprise public transactions in the biotechnology industry with transaction values between $500 million and $5 billion since 2007. These transactions (listed by acquirer / target and date of announcement) were:

•	Bristol-Myers Squibb Company / Inhibitex, Inc. (January 2012)

•	Forest Laboratories, Inc. / Clinical Data, Inc. (February 2011)

•	Johnson & Johnson / Crucell NV (September 2010)

•	Bristol-Myers Squibb Company / ZymoGenetics, Inc (September 2010)

•	Celgene Corporation / Abraxis BioScience Inc. (June 2010)

•	Astellas Pharma Inc. / OSI Pharmaceuticals, Inc. (May 2010)

•	Bristol-Myers Squibb Company / Medarex, Inc. (July 2009)

•	Johnson & Johnson / Cougar Biotechnology, Inc. (May 2009)

•	Gilead Sciences, Inc. / CV Therapeutics, Inc. (March 2009)

•	Novartis AG / Speedel Holding AG (July 2008)

•	Ipsen, S.A. / Tercica, Inc. (June 2008)

•	GlaxoSmithKline PLC / Sirtris Pharmaceuticals, Inc. (April 2008)

•	Eisai Co., Ltd. / MGI PHARMA, Inc. (December 2007)

•	Celgene Corporation / Pharmion Corporation (November 2007)

•	Shire plc / New River Pharmaceuticals Inc. (February 2007)

For each of the selected transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to (i) the closing price per share of the target one day and one month prior to the announcement date, (ii) the average closing prices per share of the target one, three, six and nine months prior to the announcement date and (iii) the highest closing price per share during the 52 weeks prior to the announcement date. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions
	Range	Mean	Median	Premium in the Offer
Premium to 1 Day Prior	(12)% – 163%	61%	61%	34%
Premium to 1 Month Prior	12% – 125%	65%	72%	52%
Premium to 1 Month Prior Average	1% – 121%	58%	62%	37%
Premium to 3 Months Prior Average	18% – 195%	73%	63%	60%
Premium to 6 Months Prior Average	42% – 325%	87%	64%	85%
Premium to 9 Months Prior Average	31% – 375%	96%	67%	84%
Premium to 52 Week High	(32)% – 70%	19%	13%	24%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Amgen or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board of Directors of Micromet as to the fairness from a financial point of view of the $11.00 per Share in cash to be paid to the holders (other than Amgen and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Amgen, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Amgen and was approved by the Board of Directors of Micromet. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board of Directors of Micromet or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board of Directors of Micromet was one of many factors taken into consideration by the Board of Directors of Micromet in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Amgen and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as lead manager on a follow-on equity offering of the Company’s common stock in January 2010. Goldman Sachs also has provided certain investment banking services to Amgen and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as senior co-manager with respect to the public offering of Amgen’s 5.75% Senior Notes due 2040 (aggregate principal amount $700,000,000) and 4.50% Senior Notes due 2020 (aggregate principal amount $300,000,000) in March 2010; as joint book-runner on a public offering of Amgen’s 3.45% Senior Notes due 2020 (aggregate principal amount $900,000,000) and 4.95% Senior Notes due 2041 (aggregate principal amount $600,000,000) in September 2010; as senior co-manager on a public offering of Amgen’s 5.65% Senior Notes due 2042 (aggregate principal amount $1,250,000,000) and 4.10% Senior Notes due 2021 (aggregate principal amount $1,000,000,000) and 2.30% Senior Notes due 2016 (aggregate principal amount $750,000,000) in June 2011; as senior co-manager on a public offering of Amgen’s 5.15% Senior Notes due 2041 (aggregate principal amount $2,250,000,000) and 3.875% Senior Notes due 2021 (aggregate principal amount $1,750,000,000) and 1.875% Senior Notes due 2014 (aggregate principal amount $1,000,000,000) and 2.50% Senior Notes due 2016 (aggregate principal amount $1,000,000,000) in November 2011; as co-manager on a public offering of Amgen’s 4.375% Senior Notes due 2018 (aggregate principal amount €550,000,000) and 5.50% Senior Notes due 2026 (aggregate principal amount £475,000,000) in December 2011; and as a lender in Amgen’s $2,500,000,000 Revolving Credit Facility due 2016 since December 2011. During the two-year period ended January 25, 2012, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Amgen and its affiliates of approximately $5 million. Goldman Sachs may also in the future provide investment banking services to the Company, Amgen and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Board of Directors of Micromet selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated October 14, 2011, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $15 million, all of which is payable upon the closing of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated October 14, 2011, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions and, in connection with such engagement, to deliver to the Board of Directors of Micromet its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $15 million, all of which is payable upon the closing of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. The Board of Directors of Micromet engaged Goldman Sachs as its financial advisor for various reasons, including the Board of Directors of Micromet’s belief that Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Additional information pertaining to the retention of Goldman Sachs by the Company is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor.”

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares of Common Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The Company has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Company will not, among other matters, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors of Micromet, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of Micromet other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company has granted Amgen and Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares (the “Top-Up Option Shares”) equal to up to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Amgen and Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (as defined below) or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option will terminate upon the earlier to occur of (x) the Effective Time and (y) the termination of the Merger Agreement in accordance with its terms. As used in this Schedule 14D-9, “on a fully diluted basis” means all Shares that would be outstanding after giving effect to the exercise, conversion or exchange of any Company options, warrants or other rights to acquire Shares then outstanding (including the Top-Up Option), regardless of whether or not then vested.

The Top-Up Option may be exercised by Amgen or Purchaser, in whole or in part, at any time on or after the Offer Acceptance Time, in its sole discretion. However, the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Amgen and Purchaser constitutes at least one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option.

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Amgen or Purchaser, at its election, either (i) entirely in cash, (ii) by payment in cash of the aggregate par value of the Top-Up Option Shares and payment of the balance by executing and delivering to the Company a promissory note (with full recourse to Amgen) having a principal amount equal to the difference between the purchase price and the aggregate par value of the Top-Up Option Shares or (iii) any combination thereof. Any such promissory note shall bear interest at the applicable federal rate as determined for U.S. income tax purposes, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time without premium or penalty; provided, however, that upon any event of default, all principal and accrued interest thereunder shall immediately become due and payable.

Amgen, Purchaser, and the Company have agreed and acknowledged that, if any appraisal is made under Section 262 of the DGCL and the Top-Up Option was exercised prior to the Effective Time, then the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option will be treated as if it were not paid to or received by the Company and the Top-Up Shares issued upon the exercise of the Top-Up Option will be treated as if they were not issued or outstanding in connection with the determination of the fair value of the dissenting Shares in accordance with Section 262 of the DGCL.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The Board of Directors of Micromet has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser owns at least 90% of the outstanding Shares by virtue of the Offer, Purchaser will be able to effect the Merger without a vote by the Company’s stockholders. If Purchaser owns less than 90% of the issued and outstanding Shares by virtue of the Offer, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the Board of Directors of Micromet has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time and will not be available unless the Merger (or a similar business combination) is consummated. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. If the Merger is consummated, any Remaining Stockholders will receive additional information concerning appraisal rights and the procedures to be followed to demand and perfect appraisal rights in connection with the Merger. Any Remaining Stockholder considering demanding appraisal will be advised to consult legal counsel.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”),, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Amgen and the Company expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or before February 6, 2012, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about February 21, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Amgen or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Amgen or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Amgen’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Amgen, the Company or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

If determined to be required, the written approval by the German Federal Cartel Office or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. The Company and Amgen do not believe that the consummation of the Offer will meet the criteria for a prohibition under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen); however, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our Named Executive Officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the merger-related compensation payable to our Named Executive Officers.

Each of our Named Executive Officers is entitled to “double-trigger” severance payments and benefits upon a termination of employment if the Named Executive Officers’ employment is terminated by the Company without “cause” or by the executive for “good reason” within six months before or twelve months after a change of control. These benefits are conditioned on the Named Executive Officer executing and not revoking a general release of claims in favor of the Company and complying with a twelve month post-termination non-competition covenant and a six month post-termination non-solicitation covenant. The severance payments and benefits will be made under the terms of the employment agreements with each of our Named Executive Officers described in Item 3 under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Change of Control Arrangements with Current Executive Officers.”

In addition, as described below, Dr. Itin, Dr. Baeuerle and Mr. Phillips are entitled to “single-trigger” accelerated vesting of their Options under their respective employment agreements, and each of our Named Executive Officers is entitled to “double-trigger” accelerated vesting of their Options upon termination without “cause” or for “good reason” within six months before or twenty-four months after a change of control. Under the terms of the Merger Agreement, each outstanding Option will be cancelled and converted into the right to receive the Option Payment Amount. As described in more detail in Item 3 under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates –– Treatment of Options,” the portion of Option Payment Amount that remains outstanding and unvested as of December 15, 2012 will vest on December 15, 2012.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a Named Executive Officer receives may materially differ from the amounts set forth in the table. For amounts payable in Euros, the Company has used an exchange rate of $1.295 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2011.

Golden Parachute Compensation

Name and Principal Position	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Christian Itin President & CEO	$982,449	$1,542,637	$53,061	$2,578,147
Barclay Phillips SVP, CFO	459,537	782,237	48,707	1,290,481
Patrick Baeuerle SVP, CSO	508,193	824,027	62,528	1,394,748
Ulrich Grau EVP, COO	529,413	1,566,000	42,012	2,137,425
Joseph Lobacki SVP, CCO	375,000	1,395,000	38,000	1,808,000

(1)	These amounts represent “double-trigger” severance payments payable in a lump sum cash payment, assuming the Named Executive Officer is terminated by the Company without “cause” or by the executive for “good reason” immediately following the consummation of the Merger and that the Effective Date of the Merger is February 29, 2012. These amounts equal the sum of twelve months of base salary (eighteen months for Dr. Itin) plus an amount equal to the average annual bonuses awarded to the Named Executive Officer for the three fiscal years prior to the date of termination (or a lesser number of fiscal years as may be applicable to the Named Executive Officer, pursuant to the executive’s employment agreement). These amounts also assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9.
(2)	These amounts represent the aggregate Option Payment Amount with respect to the portion of the outstanding and unvested Options with an exercise price below $11.00 per share as of the Effective Time (prior to giving effect to any “single trigger” acceleration at the Effective Time). This aggregate Option Payment Amount is subject to (i) “single trigger” acceleration with respect to 50% of the outstanding options at the Effective Time with respect to Dr. Itin’s, Dr. Baeuerle’s and Mr. Phillips’s outstanding and unvested options; (ii) full acceleration with respect to Dr. Itin’s Options if he is still employed by the Company six months after the Merger; (iii) “double trigger” acceleration if the Named Executive Officer is terminated within twenty-four months after the Merger; and (iv) full acceleration of the Option Payment Amount that remains outstanding and unvested as of December 15, 2012 on such date. The Option Payment Amount payable to our Named Executive Officers as a result of “single trigger” acceleration is $771,319 for Dr. Itin, $412,014 for Dr. Baeuerle, and $391,119 for Mr. Phillips.

(3)	These amounts represent “double-trigger” severance benefits for continuation of health, disability and life insurance coverage for twelve months (eighteen months for Dr. Itin) and costs for outplacement services equal to the following amounts, respectively: $33,636 and $19,425 for Dr. Itin; $33,707 and $15,000 for Mr. Phillips; $43,103 and $19,425 for Dr. Baeuerle; $22,587 and $19,425 for Dr. Grau; and an estimated $18,000 (if he enrolls in the Company’s group health insurance plans prior to February 29, 2012) and $20,000 for Mr. Lobacki.

The foregoing table does not include compensation that may become payable to Dr. Baeuerle under the terms of Dr. Baeuerle’s Employment Agreement Amendment and a special retention award agreement between Amgen and Dr. Baeuerle, dated as of January 24, 2012, as discussed above in Item 3(c) under the heading “Arrangements Among Amgen, the Purchaser and Certain Executive Officers and Directors of the Company.” Under his Employment Agreement Amendment and the special retention award agreement, Dr. Baeuerle will be eligible to receive an amount equal to the sum of (i) $1,000,000 as a cash retention bonus, which will vest fully on the second anniversary of the Effective Time, contingent upon Dr. Baeuerle remaining employed with the Company through such date or upon his earlier termination without “cause” (as defined in the agreement) or upon his earlier death or disability, and (ii) $698,400, which represents the grant date fair value of 10,000 restricted stock units to be granted under Amgen’s equity incentive plan, which will vest fully on the second anniversary of the Effective Time, contingent upon Dr. Baeuerle remaining employed with the Company through such date. The grant date fair value of these restricted stock units equals the closing price of Amgen’s common stock on an assumed grant date of February 1, 2012, or $69.84.

Litigation Relating to the Offer and the Merger

On January 27, 2012, a putative class action lawsuit challenging the Merger, captioned Rush v. Micromet, Inc., Case No. V358302, was filed in the Circuit Court for Montgomery County, Maryland (the “Rush Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Passes v. Micromet, Inc., Case No. 7198-VCP, was filed in the Court of Chancery for the State of Delaware (the “Passes Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Bohaychuck v. Micromet, Inc., Case No. 7197-VCP, was filed in the Court of Chancery for the State of Delaware (the “Bohaychuck Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Volpe v. Micromet, Inc., Case No. 7201-VCP, was filed in the Court of Chancery for the State of Delaware (the “Volpe Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Draper-Donaldson v. Micromet, Inc., was filed in the Court of Chancery for the State of Delaware (the “Draper-Donaldson Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Wolf v. Micromet, Inc., was filed in the Court of Chancery for the State of Delaware (the “Wolf Case” and collectively with the Passes Case, Bohaychuck Case, Volpe Case, Draper-Donaldson Case, and the Rush Case, the “Stockholder Litigations”).

The Stockholder Litigations were each filed against the Company, the individual members of the Company’s board of directors, Amgen, and Purchaser. The Stockholder Litigations each generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal-protection devices, and failing to take steps to maximize the value to be paid to the Company’s stockholders. Each of the Stockholder Litigations also alleges claims for aiding and abetting such alleged breaches of fiduciary duties. The Passes Case alleges the aiding and abetting claim against the Company only, whereas the Bohaychuck Case alleges this claim against the Company and Amgen, the Draper-Donaldson Case and Wolf Case allege this claim against Amgen and Purchaser, and the Rush Case and Volpe Case allege this claim against the Company, Amgen, and Purchaser. The plaintiffs in each of the Stockholder Litigations generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief. The Company believes that the Stockholder Litigations are without merit.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on Micromet’s current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated at all or on a timely basis. Other risks, uncertainties and assumptions include the risk that Micromet may not satisfy one or more closing conditions, including because a material adverse event outside the control of Micromet occurs; that the Merger Agreement may be terminated; and other risks that are described in Micromet’s most recent Form 10-Q for the quarter ended September 30, 2011. Micromet undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2012. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on February 2, 2012. (1)

(a)(1)(G)	Joint Press release issued by Amgen Inc. and Micromet, Inc., dated January 26, 2012. (3)

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9). (2)

(a)(2)	Opinion of Goldman, Sachs & Co., dated January 25, 2012 (included as Annex II to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of January 25, 2012, by and among, Amgen Inc., Armstrong Acquisition Corp., and Micromet, Inc. (4)

(e)(2)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Christian Itin, Ph.D. (5)

(e)(3)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Barclay A. Phillips. (5)

(e)(4)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Prof. Dr. Patrick A. Baeuerle. (5)

(e)(5)	Amendment to Executive Employment Agreement, dated as of January 24, 2012, by and among Micromet, Inc., Amgen Inc. and Prof. Dr. Patrick A. Baeuerle. (6)

(e)(6)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Jan Fagerberg. (5)

Exhibit No.	Description

(e)(7)	Amendment to Executive Employment Agreement, dated as of January 24, 2012, by and among Micromet, Inc., Amgen Inc. and Dr. Jan Fagerberg. (7)

(e)(8)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Matthias Alder. (5)

(e)(9)	Executive Employment Agreement, effective as of November 30, 2011, by and between Micromet, Inc. and Joseph Lobacki.

(e)(10)	Executive Employment Agreement, effective as of June 14, 2011, by and between Micromet, Inc. and Ulrich Grau, Ph.D. (5)

(e)(11)	Amended and Restated Executive Employment Agreement, effective as of May 6, 2011, by and between Micromet, Inc. and Jens Hennecke. (5)

(e)(12)	Form of Indemnification Agreement entered into by the Registrant with its directors and executive officers. (8)

(e)(13)+	Collaboration and License Agreement, dated July 11, 2011, by and between Micromet AG and Amgen Inc. (9)

(e)(14)	Form of Tender and Support Agreement, dated January 25, 2012, by and among Amgen Inc., Armstrong Acquisition Corp. and certain stockholders of Micromet, Inc. (4)

(e)(15)	Confidentiality Agreement, dated August 11, 2011, by and between Micromet, Inc. and Amgen Inc. (1)

(e)(16)	Amendment No. 1 to Confidentiality Agreement, dated January 6, 2012, by and between Micromet, Inc. and Amgen Inc. (1)

(e)(17)	Award Agreement, dated January 24, 2012, by and between Amgen, Inc. and Patrick A. Baeuerle. (1)

+	Portions of this exhibit (indicated by [***]) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.
(1)	Incorporated herein by reference to the Schedule TO filed by Amgen and Purchaser on February 2, 2012.
(2)	Included in materials mailed to the stockholders of the Company.
(3)	Incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by the Company on January 26, 2012.
(4)	Incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-50440), filed with the Securities and Exchange Commission on January 27, 2012.
(5)	Incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q (File No. 000-50440), filed with the Securities and Exchange Commission on August 5, 2011.
(6)	Incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-50440), filed with the Securities and Exchange Commission on January 27, 2012.
(7)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-50440), filed with the Securities and Exchange Commission on January 27, 2012.
(8)	Incorporated herein by reference to Exhibit 10.9 of the Company’s Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-107993), filed September 16, 2003.
(9)	Incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 000-50440), filed November 8, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder

Name:	Matthias Alder

Title:	Senior Vice President Administration, General Counsel & Secretary

Dated: February 2, 2012

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Goldman, Sachs & Co. to the Board of Directors of Micromet, Inc., dated January 25, 2012

ANNEX I

MICROMET, INC.

9201 CORPORATE BOULEVARD, SUITE 400

ROCKVILLE, MARYLAND 20850

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about February 2, 2012, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Micromet, Inc., a Delaware corporation (“Micromet,” the “Company,” “we” or “our”), with respect to the cash tender offer by Armstrong Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to the holders of record of shares of common stock, par value $0.00004 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Board of Directors of Micromet. Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated January 25, 2012 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, Amgen and Purchaser, that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on February 2, 2012 to purchase all of the outstanding shares of the Common Stock at a price per share of $11.00, net to the seller in cash, without interest, less any withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated February 2, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, March 1, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Amgen with the Securities and Exchange Commission (the “SEC”) on February 2, 2012.

The Merger Agreement provides that subject to compliance with applicable law and the applicable rules of the NASDAQ Stock Market (“NASDAQ”), Purchaser is entitled, following Purchaser’s first acceptance of Shares in connection with the Offer (the “Offer Acceptance Time”), to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of Micromet as would represent a percentage of the entire Board of Directors of Micromet equal to the percentage of the total number of outstanding shares of Common Stock beneficially owned by Amgen, Purchaser and any of their affiliates (including Common Stock accepted for payment pursuant to the Offer). The Company must, upon Purchaser’s request at any time following the consummation of the Offer, take all such actions necessary to appoint to the Board of Directors of Micromet the individuals so designated by Purchaser, including filling vacancies on the Board of Directors of Micromet, promptly increasing the size of the Board of Directors of Micromet and/or promptly securing the resignations of such number of its incumbent directors, in each case as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Board of Directors of Micromet. The Company also must, upon Purchaser’s request, cause persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of Micromet of each committee of the Board of Directors of Micromet to the extent permitted by applicable law and applicable rules of the NASDAQ.

The Merger Agreement also provides that, in the event that Purchaser’s designees are elected or designated to the Board of Directors of Micromet as set forth above, then, until the effective time of the Merger (the “Effective Time”), the Company will cause the Board of Directors of Micromet to maintain three directors who were members of the Board of Directors of Micromet on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Amgen, Purchaser or any of their affiliates, each of whom must be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ listing rules and eligible to serve on the Company’s audit committee under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and rules of the NASDAQ, and at least one of whom shall be an “audit committee financial expert” as defined under Regulation S-K (the “Continuing Directors”). If any Continuing Director is no longer able to serve due to death, disability or resignation, the Company must take all necessary action so that the remaining Continuing Directors are entitled to elect or designate another person to fill such vacancy. In addition, after the Offer Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will (in addition to any other required board or stockholder approval) be required for the Company (i) to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than Amgen or Purchaser), (iii) to amend the charter or bylaws if such action would adversely affect the Company’s stockholders (other than Amgen or Purchaser) or (iv) to take any other action of the board of directors of the Company in connection with the Merger Agreement, if such exercise, waiver, amendment or other action would adversely affect, or reasonably be expected to adversely affect, the holders of Common Stock (other than Amgen or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the Board of Directors of Micromet.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Amgen, Purchaser and Purchaser’s designees has been furnished to the Company by Amgen, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser’s designees to the Board of Directors of Micromet. However, Purchaser has informed the Company that it will choose Kevin W. Sharer, Robert A. Bradway, Fabrizio Bonanni, Anthony C. Hooper, Jonathan M. Peacock, Sean E. Harper, Brian M. McNamee and David J. Scott, as its designees to the Board of Directors (the “Potential Designees”), each listed in Schedule A to this Information Statement. The information with respect to the Potential Designees is incorporated herein by reference. Purchaser has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Based on the information set forth in Annex A to the Offer to Purchase filed by Purchaser and other information provided by Purchaser, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Purchaser and Amgen, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Amgen and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Thursday, March 1, 2012. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING MICROMET, INC.

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.00004 per share. As of the close of business on January 25, 2012 there were 92,375,454 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Amgen and its affiliates do not own any shares of Common Stock. Reference is made to the tender and support agreements dated as of January 25, 2012, by and among Amgen, Purchaser and each director and executive officer of the Company and certain of their affiliates funds (the form of which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 27, 2012). Amgen and Purchaser have disclaimed beneficial ownership of the shares of Common Stock that are the subject of such tender and support agreements.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Board of Directors of Micromet currently consists of seven members. The following table sets forth the current directors and executive officers of the Company and their ages as of January 25, 2012:

Executive Officer/Director	Age	Position Held with Company
Christian Itin, Ph.D.	47	President, Chief Executive Officer and Director
Ulrich Grau, Ph.D.	63	Executive Vice President and Chief Operating Officer
Barclay Phillips	49	Senior Vice President and Chief Financial Officer
Patrick Baeuerle, Ph.D.	54	Senior Vice President and Chief Scientific Officer
Jan Fagerberg, M.D.	50	Senior Vice President and Chief Medical Officer
Jens Hennecke, Ph.D.	44	Senior Vice President Business Development
Matthias Alder, lic. iur., LL.M.	47	Senior Vice President Administration, General Counsel and Secretary
Joseph Lobacki	53	Senior Vice President and Chief Commercial Officer
David F. Hale	63	Chairman of the Board of Directors
John E. Berriman	63	Director
Michael G. Carter, M.B., Ch.B., F.R.C.P.	73	Director
Kapil Dhingra, M.B., B.S.	52	Director
Peter Johann, Ph.D.	54	Director
Joseph P. Slattery	46	Director

EXECUTIVE OFFICERS AND DIRECTORS

The following is a brief biography of each of our executive officers and directors as of January 25, 2012.

Executive Officers

Christian Itin, Ph.D. has served as our President, Chief Executive Officer and Director since May 2006. From 1999 until May 2006, he served in a number of capacities with our subsidiary Micromet AG, including Head of IP and Licensing, Vice President of Business and Corporate Development, Chief Business Officer and ultimately as its Chief Executive Officer. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, a protein chip company in Hayward, California. Dr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of Basel University and at the Stanford University School of Medicine. The nominating & corporate governance committee believes that Dr. Itin’s deep understanding of our technologies, product candidates, and collaborations based on his many years of service in various executive positions of our company and our subsidiary Micromet AG enables him to make valuable contributions to the board and to provide board continuity.

Ulrich Grau, Ph.D. has served as our Executive Vice President and Chief Operating Officer since June 2011. From 2006 to 2010, Dr. Grau served as President and CEO of Lux Biosciences, Inc, a clinical stage private ophthalmic company that he co-founded in 2005. From 2002 to 2005, he served as Chief Scientific Officer and head of Research and Development for Enzon Pharmaceuticals, Inc. Prior to joining Enzon, Dr. Grau served as President of Research and Development and was a member of the Executive Board at BASF Pharma/Knoll. Earlier in his career, Dr. Grau served as Senior Vice President and R&D integration officer at Aventis Pharma, and as Senior Vice President of Global Product Realization at Hoechst Marion Roussel. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

Barclay Phillips has served as our Senior Vice President and Chief Financial Officer since August 2008. Previously, he served as a member of our board of directors from 2000 until his appointment as our Chief Financial Officer. From 1999 to August 2008, Mr. Phillips was a Managing Director of Vector Fund Management, a venture capital firm. From 1991 to 1999, Mr. Phillips served in various roles at INVESCO Funds Group, including Director of Private Placements and Biotechnology Analyst. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber and Shearson Lehman Hutton. Mr. Phillips received a B.A. in economics from the University of Colorado in Boulder.

Patrick Baeuerle, Ph.D. has served as our Senior Vice President and Chief Scientific Officer since May 2006, and in the same capacity with Micromet AG since 1998. From 1996 to 1998, Dr. Baeuerle was Director of Drug Discovery at Tularik, a biotechnology company in South San Francisco, California that is now part of Amgen. From 1994 to 1996, Dr. Baeuerle was Professor and Chairman of Biochemistry at the Medical Faculty of Freiburg University, Germany. He has published more than 210 scientific papers listed in MedLine. In addition, Dr. Baeuerle is an elected member of the European Molecular Biology Organization and was appointed Honorary Professor of Immunology at the University of Munich in 2000. Dr. Baeuerle performed his Ph.D. work at the Max Planck Institute for Psychiatry in Martinsried, Germany and at the European Molecular Biology Laboratory in Heidelberg, Germany. He received a Ph.D. degree in biology from the University of Munich and performed post-doctoral research at the Whitehead Institute of the Massachusetts Institute of Technology.

Jan Fagerberg, M.D. has served as our Senior Vice President and Chief Medical Officer since November 2009. Dr. Fagerberg is a board-certified clinical oncologist and has more than 20 years of experience in clinical research and development of oncology drugs. From 2006 to 2009, he was Medical Director at TopoTarget in Copenhagen, Denmark. Prior to TopoTarget, from 1999 to 2006 he was with F. Hoffmann-La Roche in positions of increasing responsibility both in the United States and in Switzerland, ultimately serving as the Oncology

Therapeutic Area Expert in Global Drug Development. During his tenure at Roche, he was responsible for the global clinical development of XelodaTM and for the clinical development programs of AvastinTM outside the United States. Dr. Fagerberg received his M.D. degree at the Karolinska Institute in Stockholm, Sweden in 1988. He then received his Ph.D. for work in clinically applied passive and active immunotherapy targeting EpCAM in colorectal carcinomas in 1995. From 1995 to 1999, Dr. Fagerberg held various clinical positions, including Associate Head Section of Radiotherapy and Chief Physician, at the Karolinska Hospital in Stockholm.

Jens Hennecke, Ph.D. joined Micromet in October 2001 and has served as our Senior Vice President of Business Development since 2004. He currently manages the Company’s business development, alliance management, intellectual property and information technology departments. During his tenure at Micromet, Dr. Hennecke has led the negotiation and completion of multiple corporate alliances, including the Company’s BiTE antibody partnerships with Bayer Schering Pharma, sanofi-aventis and Boehringer Ingelheim. Prior to joining Micromet, Dr. Hennecke performed post-doctoral research at Harvard University. He holds a B.S. in biology from the University of Göttingen, Germany, and a Ph.D. from the ETH Zürich, Switzerland.

Matthias Alder, lic. iur., LL.M. has served as our Senior Vice President Administration, General Counsel and Secretary since July 2011, and as Senior Vice President, General Counsel and Secretary since July 2006. Previously, he was a partner with Cooley LLP, a U.S. law firm, from 1997 to 2006 and established and co-chaired the firm’s East Coast Life Sciences Practice. Prior to joining Cooley, Mr. Alder was in-house counsel for the pharmaceutical business of Novartis in Basel, Switzerland from 1994 to 1997. From 1988 to 1994, Mr. Alder worked in law firms in Switzerland and in Miami, Florida. Mr. Alder received an LL.M. degree in International and Comparative Law from the University of Miami in 1990. He earned the equivalent of a J.D. degree (lic. iur.) from the University of Basel, Switzerland, graduating magna cum laude in 1988.

Joseph Lobacki has served as our Senior Vice President and Chief Commercial Officer since December 2011. From 2003 to 2011, Mr. Lobacki served as Senior Vice President and General Manager, Transplant and Oncology at Genzyme. In this role, he was responsible for directing overall strategy for Genzyme’s global hematology, oncology, and organ transplant business. Prior to joining Genzyme, Mr. Lobacki served as Vice President, North American Marketing at SangStat Medical Corporation, where he was responsible for all marketing activities for the company’s lead product. Earlier in his career, he served in leadership roles at Cell Pathways and Rhone-Poulenc Rorer. Mr. Lobacki holds a B.S. in Biology from Boston College and a B.S. in Pharmacy from the Massachusetts College of Pharmacy.

Non-Employee Directors

John E. Berriman has served as a member of our board of directors since May 2006 and was a member of the supervisory board of our subsidiary Micromet AG until May 2006. Since May 2004, Mr. Berriman has been a consultant and a non-executive director of a number of private and public biotechnology companies. He is currently deputy chairman of the board of directors of Algeta ASA. He served as executive deputy chairman of Oxxon Therapeutics, Inc. until its sale to Oxford BioMedica in May 2007. Mr. Berriman has served as a member of the board of directors of several other publicly held companies, including Ablynx NV from 2004 to 2007, Epigenomics AG from 2000 to 2006 and Alnylam Pharmaceuticals, Inc. from 2003 until December 2005. From 2001 until May 2004, Mr. Berriman served as a director of Abingworth Management, a venture capital firm. Mr. Berriman was a consultant to Abingworth Management from 1997 to 2001. From 1989 until 1996 Mr. Berriman was an executive director of Celltech plc. He holds a degree in Chemical Engineering from the University of Cambridge and an M.B.A from the London Business School. The nominating & corporate governance committee believes that Mr. Berriman’s long history of creating and implementing corporate strategies in our industry, his operational experience as executive director of Celltech and as executive deputy chairman of Oxxon Therapeutics, his public company directorships and experience with public offerings, private investments and mergers allow him to provide valuable insight to the board.

Michael G. Carter, M.B., Ch.B., F.R.C.P. has served as a member of our board of directors since 2001, and was a member of the supervisory board of the our subsidiary Micromet AG until May 2006. Dr. Carter is a venture partner at SV Life Sciences Advisers LLP and a member of the strategic advisory board of Cowen Royalty Healthcare Fund. Dr. Carter retired from Zeneca, PLC, a predecessor of AstraZeneca, in 1998, where he had been on the pharmaceutical board. Dr. Carter served at Zeneca as International Medical Director from 1986 to 1989 and as International Marketing Director from 1990 to 1995. Under his direction, Zeneca developed and launched numerous drugs including CasodexTM, the most widely prescribed anti-androgen for prostate cancer therapy in the U.S., ZoladexTM, an LHRH analogue for prostate cancer and breast cancer; and ArimidexTM, the first new generation aromatase inhibitor for breast cancer. Dr. Carter also contributed to the post-marketing development of tamoxifen, the first selective estrogen receptor modulator approved for the treatment of breast cancer. From 1985 to 1995, Dr. Carter served as a member of the U.K. Government’s Medicines Commission. From 1976 to 1984, Dr. Carter held several positions with Roche Products, Ltd., including head of Medical Development and Medical Affairs and Director of the Pharmaceutical Division. Dr. Carter currently serves as a director of Santarus, Inc. and GTx, Inc. Dr. Carter is an Elected Fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter received a bachelor’s degree in Pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.). The nominating & corporate governance committee believes that Dr. Carter’s professional background as a medical doctor and pharmacist and his 35 years of experience in the pharmaceutical and biotechnology industries, in particular with pharmaceutical development and commercialization and the regulatory process for obtaining marketing approval of pharmaceutical products, enable him to make effective contributions to the board’s deliberation of strategic, commercial, medical and scientific issues facing our company.

Kapil Dhingra, M.B., B.S. has served as a member of our board of directors since February 2009. In June 2008, Dr. Dhingra founded KAPital Consulting, LLC, a healthcare consulting firm. From 1999 to 2008, Dr. Dhingra served in positions of increasing responsibility at Hoffmann-La Roche, including Vice President, Head, Oncology Disease Biology Leadership Team, and Head, Oncology Clinical Development. Prior to joining Hoffmann-La Roche, Dr. Dhingra worked as a Senior Clinical Research Physician with Eli Lilly and Company. From 1989 to 1996, he served as a Clinical Instructor, Assistant Professor of Medicine at the University of Texas M.D. Anderson Cancer Center. Throughout his industry career, Dr. Dhingra maintained an active faculty appointment, initially at Indiana University School of Medicine from 1997 to 1999 as Clinical Associate Professor, and, more recently, at Memorial Sloan Kettering Cancer Center in New York from 2000 to 2008. Dr. Dhingra holds an M.B., B.S. degree from the All India Institute of Medical Services, and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center (New York Medical College), Bronx, NY and Emory University School of Medicine. Dr. Dhingra is currently an advisor to several biotechnology and pharmaceutical companies and serves on the board of directors of Algeta ASA, a publicly-held company. The nominating & corporate governance committee believes that Dr. Dhingra’s experience in the clinical development of oncology products provides him with a keen understanding of clinical development matters and the regulatory process for our product candidates, which will allow him to make valuable contributions to our board as our lead product candidate advances into pivotal clinical trials.

David F. Hale has served as a member of our board of directors since 2000, and as chairman of the board of directors since May 2006. He was President and Chief Executive Officer of CancerVax Corporation from 2000 to the closing of the merger with Micromet AG in May 2006. From 1998 to 2000, Mr. Hale served as President and Chief Executive Officer of Women First HealthCare, Inc., a publicly traded specialty pharmaceuticals company. Prior to joining Women First HealthCare, Mr. Hale served from 1987 to 1997 as Chairman, President and Chief Executive Officer of Gensia, Inc., a publicly held biopharmaceutical company, which merged with Sicor, Inc., to form GensiaSicor, Inc., and which was acquired by Teva Pharmaceutical Industries Limited. He also served from 1987 to 1995 as Chairman of Viagene, Inc., a publicly held biotechnology company that was acquired by Chiron, Inc. Mr. Hale served from 1982 to 1987 as President, Chief Operating Officer and Chief Executive Officer with Hybritech, Inc., a publicly-traded biotechnology company that was acquired by Eli Lilly and Co. in 1986. Prior to joining Hybritech, Mr. Hale served from 1980 to 1982 as Vice President, Sales and Marketing and then as Vice President and General Manager with BBL Microbiology Systems, a division of Becton, Dickinson & Co. From 1971 to 1980, Mr. Hale held various marketing and sales management positions with Ortho Pharmaceutical

Corporation, a division of Johnson & Johnson, Inc. Mr. Hale currently serves as chairman of the board of directors of two publicly traded biopharmaceutical companies, Santarus, Inc. and Somaxon Pharmaceuticals, Inc., of which he was a founder. Mr. Hale holds a B.A. in biology and chemistry from Jacksonville State University. The nominating & corporate governance committee believes that Mr. Hale’s experience as a senior executive in the pharmaceutical and biotechnology industries, overseeing a range of activities and functions in a number of companies, including business development, licensing, development, sales, clinical development, and regulatory affairs, and his involvement in a number of strategic transactions, provide him with operational and industry expertise and leadership skills that are important to the board.

Peter Johann, Ph.D. has served as a member of our board of directors since July 2006. Dr. Johann is a Managing General Partner of NGN Capital, a venture capital firm. He joined NGN Capital from Boehringer Ingelheim, where he was the Division Head of Corporate Development responsible for strategic planning, strategic projects, M&A, business development and licensing. Prior to joining Boehringer Ingelheim, Dr. Johann served as Global Business Leader at F. Hoffmann-La Roche, where he led global business teams and was responsible for global marketing of oncology products as well as evaluation of pipeline products from internal and external sources. Dr. Johann joined Roche from Boehringer Mannheim where he was Head of Business Development and Marketing Molecular Medicine. In addition to marketing activities, Dr. Johann was involved in setting up and managing joint venture companies as a member of the supervisory board. He was also responsible for licensing activities of the joint ventures. Prior to Roche, he held various commercial and business development positions with Boehringer Mannheim Biochemicals, Kaneka and Rohm. Dr. Johann obtained his Ph.D. from the Technical University Munich. He serves on the board of directors of Resverlogix Corp., a publicly traded company. The nominating & corporate governance committee believes that Dr. Johann’s experience in the development and commercialization of oncology products, the operational management of a division and of the business development function of several pharmaceutical companies, and the analysis of investment opportunities within the industry enables him to provide valuable insight to the board.

Joseph P. Slattery has served as a member of our board of directors since November 2007. Mr. Slattery is Executive Vice President and Chief Financial Officer of TranS1 Inc., a publicly traded medical device company, and served as a director and chairman of the audit committee of TranS1 from November 2007 until April 2010. Previously, Mr. Slattery was Chief Financial Officer and Senior Vice President of Digene Corporation, a publicly held medical diagnostics company that was acquired by Qiagen, N.V. in July 2007. Prior to his appointment as Chief Financial Officer in 2006, Mr. Slattery served as Digene’s Senior Vice President, Finance and Information Systems beginning in 2002, and previously held the positions of Controller and Vice President, Finance. Mr. Slattery holds a B.S. degree in Accountancy from Bentley University and is a certified public accountant. The nominating & corporate governance committee believes that Mr. Slattery’s extensive accounting expertise, public company audit committee service, and senior management experience as the CFO of a publicly traded company position him to be a valuable member of the board, the audit committee and the nominating & corporate governance committee of the board.

CORPORATE GOVERNANCE AND BOARD MATTERS

INDEPENDENCE OF THE BOARD OF DIRECTORS

Under the NASDAQ listing rules, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The board consults with our outside legal counsel to ensure that the board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all identified relevant transactions or relationships between each director, or any of his family members, and us, our senior management and our independent auditors, the board has affirmatively determined that each of Mr. Berriman, Dr. Carter, Dr. Dhingra, Mr. Hale,

Dr. Johann and Mr. Slattery is an independent director within the meaning of the applicable NASDAQ listing rules. In making this determination, the board found that none of these directors had a material or other disqualifying relationship with us. Dr. Itin, our President and Chief Executive Officer, is not an independent director by virtue of his current employment by us.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our board of directors has established three committees: an audit committee, a compensation committee, and a nominating & corporate governance committee. The following table provides membership and meeting information for the fiscal year ended December 31, 2011 for each of the board committees:

Name	Audit Committee		Compensation Committee		Nominating & Corporate Governance Committee
Mr. John E. Berriman(1)	X		X		X	*
Dr. Michael G. Carter(2)			X	*	X	*
Dr. Kapil Dhingra(2)			X		X
Mr. David F. Hale
Dr. Christian Itin
Dr. Peter Johann	X		X
Mr. Joseph P. Slattery	X	*			X
Mr. Jerry C. Benjamin(3)			X	*	X
Total meetings in fiscal year 2011	9		6		4

*	Committee Chairperson
(1)	In March 2011, on the recommendation of the nominating & corporate governance committee, Mr. Berriman was elected as a new member and the chair of the nominating & corporate governance committee, replacing Dr. Carter as chair. At that time, Mr. Berriman also resigned as a member of the compensation committee.
(2)	In March 2011, on the recommendation of the nominating & corporate governance committee, Dr. Carter was elected as the chair of the compensation committee and Dr. Dhingra was elected as a new member of the compensation committee.
(3)	Prior to his death in February 2011, Mr. Benjamin served as the chair of the compensation committee and a member of the nominating & corporate governance committee.

Below is a description of each committee of our board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Our board of directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to our company.

Audit Committee

The audit committee of the Board of Directors of Micromet was established by the Board of Directors of Micromet in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of our financial statements. The audit committee is currently composed of three directors: Mr. Slattery, Mr. Berriman and Dr. Johann. The audit committee has adopted a written charter that is available to stockholders on our website at www.micromet.com. The information contained on the website is not incorporated by reference in, or considered part of, this information statement.

Pursuant to its charter, the purpose of the audit committee is to oversee our accounting and financial reporting processes and our audits of the financial statements on behalf of the Board of Directors of Micromet and report the results of its activities to the Board of Directors of Micromet. In carrying out these responsibilities, the audit committee performs several functions, including:

•	appointing, compensating, retaining and overseeing our independent auditors;

•	reviewing and pre-approving the retention of our independent auditors to perform any permissible audit or non-audit services;

•

reviewing and approving the independence and quality control procedures of our independent auditors and the experience and qualifications of the senior personnel of our independent auditors that are providing audit services to us;

•	monitoring the rotation of partners of our independent auditors on our audit engagement team as required by law;

•	meeting to review the scope of our annual audit with management and our independent auditors;

•

reviewing with management and our independent auditors issues regarding accounting principles and financial statement presentations, including any analyses prepared by management or our independent auditors, and the effect of regulatory and accounting initiatives on our financial statements;

•

meeting to review our annual audited financial statements and quarterly financial statements with management and our independent auditors, including a review of our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and based upon such review recommend to include our annual audited financial statements and quarterly financial statements in our annual report or quarterly reports, as applicable;

•

reviewing with our independent auditors any issues encountered during the course of their work and all accounting policies and practices identified as critical, all material written communication between our independent auditor and management or with regulators or governmental agencies;

•

reviewing all disclosures made by our management in connection with the certifications required in connection with our annual report or quarterly reports, as applicable, as well as discuss with management and our independent auditors our earnings press releases and financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing and approving or rejecting transactions between us and any related persons;

•	conferring with management and our independent auditors regarding the effectiveness of internal controls over financial reporting;

•

reviewing our procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing all matters relating to executive officer and director indemnification and D&O insurance, and submitting proposals on such matters to the Board of Directors of Micromet for approval.

The Board of Directors of Micromet reviews the NASDAQ listing rules definition of independence for audit committee members on an annual basis and has determined that all members of our audit committee are independent (as independence is currently defined in Rules 5605(c)(2)(A)(i) and (ii) of the NASDAQ listing rules). The Board of Directors of Micromet has also determined that Mr. Slattery qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Board of Directors of Micromet made a qualitative assessment of Mr. Slattery’s level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for a public reporting company.

The audit committee met nine times during fiscal year 2011. The audit committee’s agenda for each meeting was established by the audit committee’s chairman in consultation with our chief financial officer. The audit committee meetings included discussion of significant accounting policies applied by us in our financial statements, as well as alternative treatments. In order to ensure a full and frank exchange of views by its members, the audit committee maintains the practice of holding executive sessions without management present, at each meeting of the committee. The audit committee invites the independent auditors to participate in the executive sessions whenever appropriate.

The audit committee receives quarterly updates on management’s process to assess the adequacy of our system of internal control over financial reporting, the framework used to make the assessment, and management’s conclusions on the effectiveness of our internal control over financial reporting. The audit committee has also discussed with our independent auditors our internal control assessment process, management’s assessment with respect thereto and our independent auditors’ evaluation of our system of internal control over financial reporting.

In May 2011, the audit committee engaged Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2011, and reviewed with senior members of our financial management team and Ernst & Young LLP the overall audit scope and plans and the results of external audit examinations.

Report of the Audit Committee of the Board of Directors(1)

As part of its oversight of our financial statements, the audit committee reviews and discusses with both management and our independent auditors all annual and quarterly financial statements prior to their issuance, including the audited financial statements for the fiscal year ended December 31, 2010. During fiscal year 2010, management advised the audit committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the audit committee. These reviews included discussion with the independent auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (The Auditor’s Communication with Those Charged with Governance), as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T, including the quality of our accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The audit committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees, and received the written disclosures and letter from Ernst & Young LLP to the committee required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the audit committee concerning independence.

Taking all of these reviews and discussions into account, the audit committee recommended to the Board of Directors of Micromet that the audited financial statements, as restated, be included in Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010.

Mr. Joseph P. Slattery, Chairman

Mr. John E. Berriman

Dr. Peter Johann

(1)	The material in this report of the audit committee is not “soliciting material,” is furnished to but not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of Micromet under the Securities Act of 1933, as amended, or the Exchange Act, other than the Annual Report on Form 10-K, as amended, where it shall be deemed to be “furnished,” whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The compensation committee of the Board of Directors of Micromet reviews, approves or recommends for approval by the board, and oversees our compensation philosophy, strategy, policies, plans and programs. The functions of this committee include:

•	reviewing our Compensation Discussion and Analysis to consider whether to recommend to the board that it be included in our filings with the SEC;

•	determining our policy with regard to change of control or “parachute” payments;

•	reviewing and approving annual corporate goals;

•

reviewing and, as it deems appropriate, recommending to our board of directors all compensation for any of our directors, including making recommendations with respect to awards under our equity incentive plans;

•	determining the compensation of our chief executive officer;

•	reviewing and approving base salaries, bonus, equity incentive and other compensation of our executive officers, as well as employment agreements and severance arrangements for our executive officers;

•

reviewing and approving management incentive compensation plans for all executive officers, other officers (as such term is defined in Rule 16a-1 promulgated under the Exchange Act), and other employees at the level of Senior Manager and higher; and

•	establishing, administering and exercising authority under our annual incentive compensation, 401(k) and equity incentive award plans and other similar plans and programs.

Compensation Committee Processes and Procedures

The compensation committee generally meets two times annually and with greater frequency if necessary. In fiscal year 2011 the compensation committee met six times. From time to time, various members of management as well as outside advisors or consultants may be invited by the compensation committee to make presentations, to provide financial or other background information or advice or to otherwise participate in compensation committee meetings. In addition, the compensation committee meets regularly in executive session. Our chief executive officer does not participate in, and is not present during, any deliberations or determinations of the committee relating to his compensation. The compensation committee has adopted a written charter that is available to stockholders on our website at www.micromet.com. The information contained on the website is not incorporated by reference in, or considered part of, this information statement. The charter of the compensation committee grants the committee the authority to retain, at our expense, independent counsel, compensation and benefits consultants and other outside experts or advisors as the committee believes to be necessary or appropriate in the performance of its duties. The committee may also utilize the services of our regular legal counsel or our other advisors. In particular, the compensation committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. As described in greater detail in the Compensation Discussion and Analysis section of this information statement, the compensation committee retained a compensation consultant, Radford, in connection with the compensation review process in fiscal year 2011.

Historically, the compensation committee has made most of the significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the compensation committee also considers matters related to individual compensation, such as compensation for new executive hires, compensation adjustments as a result of promotions, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the compensation committee’s process for setting executive compensation comprises four related elements: (1) the determination of the achievement of the prior year’s corporate and individual performance objectives, (2) the determination of incentive compensation for the prior year, (3) the determination of the base salary levels for the current year, and (4) the grant of equity incentive compensation. In addition, the compensation committee recommends corporate goals for the current year for approval by the board of directors. For executives other than our chief executive officer, the compensation committee solicits and considers evaluations and recommendations submitted to the committee by our chief executive officer. In the case of our chief executive officer, the evaluation of his performance is conducted by the compensation committee, which determines any adjustments to his compensation as well as cash and equity incentive awards to be granted.

The specific determinations of the compensation committee with respect to executive compensation for fiscal year 2011 are described in greater detail in the Compensation Discussion and Analysis section of this information statement.

Compensation Committee Interlocks and Insider Participation

During 2011, our compensation committee consisted of Messrs. Benjamin and Berriman and Drs. Carter, Dhingra and Johann. Mr. Berriman was a member of the committee until his resignation from the committee in March 2011 and Mr. Benjamin was a member of the committee until his death in February 2011. None of the five directors who served as members of our compensation committee during 2011 is a present or former officer or employee of our company, nor did such members engage in any transaction or relationship requiring disclosure in this information statement under the section titled “Certain Relationships and Related Transactions.”

No executive officer of our company served as a director or member of the compensation committee (or other board committee performing equivalent functions) of any other entity during the last fiscal year, one of whose executive officers served on our board of directors or compensation committee.

Nominating & Corporate Governance Committee

The nominating & corporate governance committee is currently composed of four directors: Messrs. Slattery and Berriman and Drs. Carter and Dhingra. All members of the nominating & corporate governance committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing rules). The nominating & corporate governance committee met four times during fiscal year 2011. The nominating & corporate governance committee has adopted a written charter that is available to stockholders on our website at www.micromet.com. The information contained on the website is not incorporated by reference in, or considered part of, this information statement.

The functions of the nominating & corporate governance committee include:

•	identifying, reviewing and evaluating qualified candidates to become members of our board of directors consistent with criteria approved by the committee;

•

recommending to the board nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected) or to fill vacancies on our board of directors;

•	making recommendations to the board regarding committee membership; and

•

conducting an annual review process to assess the performance of our board of directors and the board committees, as well as to assess the level and quality of the interactions between our chief executive officer and our board of directors;

•	reviewing annually the performance of our chief executive officer;

•	reviewing and making recommendations to our board of directors on how to resolve any conflict of interest involving a member of our board of directors; and

•	developing and reviewing our corporate governance guidelines, and if appropriate, recommending changes to such guidelines to our board of directors.

Director Nomination Process

When recommending candidates to our board of directors to be proposed for election at the annual meeting of stockholders, the nominating & corporate governance committee identifies nominees for director by first evaluating the current members of our board of directors who are willing to continue to serve on our board. Current members with qualifications and skills that are consistent with the committee’s criteria for service on our board and who are willing to continue to serve on our board are considered for re-nomination, balancing the value of continuity of service by existing directors with that of obtaining a new perspective. The nominating & corporate governance committee also reviews these incumbent directors’ overall service to our company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors’ independence. If a director does not wish to continue serving on our board or if our board decides not to re-nominate a director for re-election, the committee would identify the desired skills and experience of a new nominee in light of the criteria discussed above. The committee generally polls our board and members of management for their recommendations. The committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts.

In the case of new director candidates, the nominating & corporate governance committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing rules, applicable SEC rules and regulations and the advice of counsel, if necessary. The committee reviews the qualifications, experience and background of the candidates. The candidates who the committee considers recommending to the board for election or appointment are interviewed by some or all of our other directors. In making its determinations, the nominating & corporate governance committee evaluates each individual in the context of our board of directors as a whole and of our operating requirements, with the objective of assembling a group that can best help perpetuate the success of our company and represent the long-term interests of stockholders through the exercise of sound business judgment. In conducting this assessment, our nominating & corporate governance committee considers diversity, age, skills, and such other factors as it deems appropriate given our current needs, to maintain a balance of knowledge, experience and capability. The nominating & corporate governance committee does not have a formal policy with respect to diversity; however, our board of directors and the nominating & governance committee believe that it is essential that members of our board of directors represent diverse viewpoints. After review and deliberation of all feedback and data, the nominating & corporate governance committee makes its recommendation to our board of directors. Historically, the nominating & corporate governance committee has used the board’s own network of contacts to compile lists of potential candidates and has not relied on professional search firms to identify director candidates. The nominating & corporate governance committee may in the future choose to do so in those situations where it believes that particular qualifications are required or that a search firm may be best able to identify appropriate candidates.

The nominating & corporate governance committee has adopted a policy regarding the procedures for considering director candidate recommendations of our stockholders. Stockholders wishing to recommend a candidate for consideration by the nominating & corporate governance committee to become a nominee for election as director must write to our corporate secretary at the address set forth on the cover of this proxy statement no later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. Submissions must include (i) the name, age, business address and residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of each class of our capital stock which are owned by such nominee, (iv) the date or dates on which such shares were acquired and the investment intent of such acquisition, (v) a completed and signed questionnaire, representation and agreement (as described in our bylaws) and (vi) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the Exchange Act. Additionally, stockholders who wish to recommend individuals for consideration by the nominating & corporate governance committee to become nominees for election to our board of directors must include in the submission, as to the stockholder giving the notice, the name and address of such stockholder, the class, series and number of our shares that are owned by such stockholder, and such other information as is specified in our bylaws. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders who wish to recommend individuals for consideration by the nominating & corporate governance committee to become nominees for election to our board of directors should carefully review our bylaws for additional required information with respect to stockholder nominations of director candidates. To date, the nominating & corporate governance committee has not received or rejected a timely director nominee for election at an upcoming meeting from a stockholder or stockholders holding more than 5% of our voting stock.

Our corporate secretary will promptly forward any recommendation of a stockholder that meets these requirements to the chairman of the nominating & corporate governance committee. The nominating & corporate governance committee will evaluate any recommendations from stockholders that meet the requirements in the same manner that potential nominees suggested by board members, management or other parties are evaluated.

MEETINGS OF THE BOARD OF DIRECTORS; ANNUAL MEETING ATTENDANCE

The Board of Directors of Micromet met 18 times during the fiscal year 2011. Each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which he served. It is our policy to encourage directors and nominees for director to attend the annual meeting. All of our current directors attended the annual meeting in 2011.

As required under applicable NASDAQ listing rules, in fiscal 2011, our independent directors met at each regularly scheduled board meeting in executive session at which only independent directors were present.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Historically, we have not operated under a formal process related to stockholder communications with the Board of Directors of Micromet. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. On an intermittent basis, the nominating & corporate governance committee will give full consideration to the adoption of a formal process for stockholder communications with the board and, if adopted, publish it promptly and post it to our corporate website.

BOARD OF DIRECTORS’ LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Our board has an independent chairman, Mr. Hale, who has authority, among other things, to call and preside over board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the board. Accordingly, he has substantial ability to shape the work of the board. We believe that separation of the positions of chairman and chief executive officer reinforces the independence of the board in its oversight of our business and affairs. In addition, we believe that having an independent chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board to monitor whether management’s actions are in our best interests and those of our stockholders. As a result, we believe that having an independent chairman can enhance the effectiveness of the board as a whole.

One of the board’s key functions is informed oversight of the Company’s risk management. The board does not have a standing risk management committee, but rather administers this oversight function directly through the board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for our company. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. In addition to oversight of the performance of our internal audit function, the audit committee also monitors the reports and investigation of reports received through our ethics hotline, and periodically reviews our risk assessment and risk management policies. Our nominating & corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the board as quickly as possible.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a code of ethics that applies to all officers, directors and employees. The code of ethics is available on our website at www.micromet.com. The information contained on the website is not incorporated by reference in, or considered part of, this information statement. If we make any substantive amendments to the code of ethics, an updated version of the code will be published on our website. Any waivers of provisions of the code in favor of any executive officer or director will also be disclosed on Form 8-K in accordance with our disclosure obligations under applicable laws and regulations.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of January 25, 2012 by: (i) each currently serving director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all of our currently serving executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. The address for all directors and executive officers is c/o Micromet, Inc., 9201 Corporate Boulevard, Suite 400, Rockville, MD 20850.

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares	Right to Acquire Beneficial Ownership Under Options or Warrants Exercisable Within 60 Days	Percent of Total
5% Stockholders:
Entities affiliated with Fidelity Research and Management Company(2) 82 Devonshire Street Boston, MA 02109	13,625,808	—	14.8%
Entities affiliated with Columbia Wanger Asset Management, LLC(3) 227 West Monroe Street, Suite 3000 Chicago, IL 60606	7,591,250	—	8.2
BB Biotech AG(4) Vordergrasse 3 CH-8200 Schaffhausen, Switzerland	6,494,243	—	7.0
Entities affiliated with BlackRock, Inc.(5) 40 East 52nd Street New York, NY 10022	5,499,870	—	6.0
Entities affiliated with Baker Brothers(6) 667 Madison Avenue, 17th Floor New York, NY 10065	3,788,397	1,079,533	5.3
Named Executive Officers and Directors:
Christian Itin	2,885	1,759,739	1.9
Barclay A. Phillips(7)	1,483	488,748	*
Patrick A. Baeuerle	16,266	971,617	1.1
David F. Hale(8)	121,951	867,161	1.1
John E. Berriman(9)	11,765	135,435	*
Michael G. Carter	1,514	148,571	*
Kapil Dhingra	—	83,750	*
Peter Johann(10)	3,269,900	1,162,263	4.7
Joseph P. Slattery(11)	5,883	123,015	*
Joseph Lobacki(12)	—	—	*
Ulrich Grau(12)	—	—	*
All currently serving executive officers and directors as a group (14 persons)	3,431,647	7,108,281	10.6%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and in certain cases upon information contained in Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 92,375,454 shares outstanding on January 25, 2012, adjusted as required by rules promulgated by the SEC.
(2)

Amount was reported on a Schedule 13G/A filed on February 11, 2011. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 13,625,808 shares of common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Growth

Company Fund, amounted to 8,686,638 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds, each has sole power to dispose of the 13,625,808 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees.
(3)	Amount was reported on a Schedule 13G filed on February 10, 2011 by Columbia Wanger Asset Management, LLC. The shares reported includes shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC.
(4)	Amount was reported on a Schedule 13G filed on February 10, 2011 by BB Biotech AG (“BB Biotech”) residing in Schaffhausen, Switzerland on behalf of Biotech Target N.V., residing in Netherlands Antilles.
(5)	Amounts were reported on a Schedule 13G filed on February 7, 2011. BlackRock, Inc. is the parent holding company of the following subsidiaries that acquired the shares reported: BlackRock Japan Co Ltd., Blackrock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, Blackrock Advisors, LLC, and Blackrock Investment Management, LLC.
(6)	Amounts were reported on a Schedule 13G filed on November 14, 2011. Consists of shares held of record and immediately exercisable warrants to purchase shares held by Baker Tisch Investments, L.P.; Baker Bros. Investments II, L.P.; 667, L.P.; Baker Brothers Life Sciences, L.P.; and 14159, L.P. By virtue of their ownership of entities that have the power to control the investment decisions of these limited partnerships, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.
(7)	Certain of the option shares were issued while Mr. Phillips served as a director of Micromet, Inc. and was a partner at Vector Fund Management, LP. Under the terms of the Vector Fund Management Limited Partnership Agreement and the subsequent winding up of the partnership, Mr. Phillips disclaims beneficial ownership of options to purchase 37,500 shares that are exercisable within 60 days of January 25, 2012.
(8)	Consists of 103,786 shares of common stock held of record by the Hale Family Trust, dated February 10, 1986, of which Mr. Hale is a co-trustee, and 18,165 shares of common stock held of record by Hale BioPharma Ventures. Mr. Hale holds options to purchase an aggregate of 858,078 shares that are exercisable within 60 days of January 25, 2012, of which options to purchase 91,567 shares have an exercise price of $23.79 or higher. Also includes immediately exercisable warrants to purchase 9,083 shares held of record by Hale BioPharma Ventures, LLC.
(9)	Consists of 11,765 shares held of record, immediately exercisable warrants to purchase 3,530 shares of common stock and 131,905 shares of common stock issuable upon exercise of options exercisable within 60 days of January 25, 2012.
(10)	Includes of 1,885,218 shares held of record and immediately exercisable warrants to purchase 606,509 shares by NGN Biomed Opportunity I, L.P.; 1,362,917 shares held of record and immediately exercisable warrants to purchase 438,474 shares by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG; and 113,750 shares of common stock issuable upon exercise of stock options held by NGN Capital LLC and exercisable within 60 days of January 25, 2012. Dr. Johann is the managing general partner of NGN Capital LLC, which is the sole general partner of the general partner of NGN Biomed Opportunity I, L.P. and is also the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. As a result, Dr. Johann may be deemed to share voting and dispositive power with respect to the securities beneficially held by these entities and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes 21,765 shares held of record and immediately exercisable warrants to purchase 3,530 shares held by Dr. Johann.

(11)	Consists of 5,883 shares held of record, immediately exercisable warrants to purchase 1,765 shares of common stock and 121,250 shares of common stock issuable upon exercise of options exercisable within 60 days of January 25, 2012.
(12)	Dr. Grau and Mr. Lobacki were each granted an option to purchase 300,000 shares in connection with their employment by the Company in June and November 2011, respectively. Twenty-five percent of the shares underlying these options will vest on the first anniversary of the grant date, with the remainder vesting in 36 equal monthly installments thereafter.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2011, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were timely filed.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy of Our Executive Compensation Program

The compensation committee’s goal with respect to our executive officers is to provide compensation sufficient to attract and retain executives of outstanding ability, performance and potential, while maintaining an appropriate relationship between the compensation of our executives and that paid by the companies in our peer group. Because our company has operations in the United States and in Europe, our executive officers must be able to function in an international environment, to manage personnel in different countries, and to deal with language and cultural differences. As a result, our executives are recruited from positions in the United States and in Europe, and we compete directly with international pharmaceutical and biotechnology companies for experienced executives.

Role of Our Compensation Committee

Our board of directors has delegated to the compensation committee the authority to determine our compensation philosophy and to approve and administer our executive compensation and benefit programs. Our compensation committee is appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, or the Code, and “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act. In order to ensure a full and frank exchange of views by its members, the compensation committee maintains the practice of holding executive sessions, without management present, at each meeting of the committee where the committee makes decisions on executive compensation.

Until his death in February 2011, Mr. Benjamin served as the chairman of our compensation committee, the other members of which were Mr. Berriman and Drs. Carter and Johann. In March 2011, Dr. Carter was appointed as the new chair of the compensation committee. In addition, in March 2011 Mr. Berriman resigned from the compensation committee to take on a new role as the chair of the nominating & corporate governance committee, and Dr. Dhingra was appointed as a new member of the compensation committee.

During the first quarter of each fiscal year, our compensation committee performs the assessments and makes the decisions relevant for determining the executive compensation for the prior and the current year, including the assessment of the achievement of the corporate goals of the prior year, the review of the performance of our executive officers during the prior year and the assessment of their achievement of their personal goals, the establishment of the cash bonuses to be paid to the executive officers for the prior year, if any, the adjustment of the base salaries of the executive officers for the current year, if any, and the approval of stock option grants, if any. In addition, the compensation committee approves our management incentive compensation plan for the current year, which includes target bonus levels, and the corporate goals for the year, which are then submitted for approval by the full board of directors. When circumstances warrant, the compensation committee may review and adjust base salaries of executive officers or grant cash bonuses or stock options during the course of the year.

Compensation Consultant

For the review of executive compensation in 2011, Radford, our independent compensation consultant, performed a competitive assessment of the compensation paid by our peer companies to their executive officers. The peer group used by the compensation committee to determine compensation for 2011 was selected by the compensation committee, with input provided by members of executive management. These companies were selected based on their similarities to Micromet with respect to one or more criteria, including industry, location, number of employees, and market capitalization. In particular, in developing the peer group the committee considered biopharmaceutical and specialty pharmaceutical companies with products in late-stage development, such as Phase 2 or Phase 3 or recent commercialization. Within this industry group, the committee focused on companies with market capitalizations between approximately one-half and three times our market capitalization, companies with revenues of up to $300 million and fewer than 300 employees, and companies located in east coast biotechnology hubs.

The peer group for 2011 consisted of the following companies:

2011 Peer Companies

Ablynx	Dyax Corp.	Lexicon Pharmaceuticals

Acorda	Emergent Biosolutions	Morphosys

Allos Therapeutics, Inc.	Enzon	Rigel Pharmaceuticals, Inc.

Alnylam	Exelixis, Inc.	Seattle Genetics Inc.

Ariad Pharmaceuticals Inc.	Geron Corporation	Targacept

Auxilium	Immunogen Inc.	Viro Pharma

Our compensation program for 2011 targeted a range around the market median (i.e., the 50th percentile) relative to our peer group for each element of the compensation paid to our executive officers, as well as for total cash-based compensation and total compensation payable under our executive compensation packages. A more detailed description of each element of executive compensation follows.

Elements of Our Executive Compensation Program

We utilize a mix of short-term and long-term compensation in establishing the total compensation of our executive officers. The amount of each element of compensation for the executive officers, including the named executive officers, is determined by the compensation committee. The committee has no predetermined policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.

Short-term Compensation

Base Salary

The base salary for each of our executive officers is initially established through negotiation at the time the officer is hired, taking into account the executive’s qualifications, experience, prior salary and competitive salary information. The committee also considers any unique personal circumstances that motivated the executive to leave his or her prior position and join our company. Each of our executive officers then executes an employment agreement that establishes the initial base salary. The employment agreements do not provide for automatic annual increases in salary; rather, the compensation committee annually reviews these base salaries and makes adjustments to the salaries of each executive officer, in its discretion, based on a variety of factors. These factors typically include the individual performance of the executive officer, increases in the cost of living, or changes in base salaries paid to executive officers at our peer companies. Base salaries may also be reviewed throughout the year in the case of promotions or other significant changes in the executive’s responsibilities. We do not apply specific formulas to determine base salary increases.

In February 2011, the compensation committee reviewed the current base salaries our executive officers, which had been adjusted in the prior year to bring them to approximately the peer group market median. As part of its 2011 analysis, the committee determined that base salaries remained at approximately the 50th percentile overall with respect to the peer group and that no further adjustments were needed, except for a 3% merit increase, which our compensation consultant believed to be consistent with trends in our industry. As a result, Dr. Itin’s base salary was increased from €375,000 to €386,250, Mr. Phillips’s base salary was increased from $330,000 to $339,900 and Dr. Baeuerle’s base salary was increased from €285,000 to €293,550, in each case an increase of 3%. For Drs. Itin and Baeuerle, who are domiciled in Germany and therefore paid in Euros, see the “Summary Compensation Table” below for the conversion of their 2011 and 2010 base salaries into U.S. dollars.

Dr. Grau joined our company in June 2011 at a base salary of €325,000, and Mr. Lobacki joined our company in November 2011 at a base salary of $375,000. These base salaries were individually negotiated with the executive officer in connection with their acceptance of our offer of employment. See the “Summary Compensation Table” below for the conversion of Dr. Grau’s base salary paid in 2011 into U.S. dollars.

Annual Cash Bonus

For 2011, the compensation committee adopted a management incentive compensation plan that provides for the payment of incentive compensation to certain of our employees, including each of our named executive officers. The annual performance cash bonuses are based on our performance relative to the annual corporate goals and the executive’s performance relative to his pre-established personal goals. Dr. Itin was eligible to receive a cash bonus of up to 60% of his base salary for 2011, with 100% of his cash bonus under the plan based on the level of achievement of the corporate goals described below. The other named executive officers were eligible to receive cash bonuses of up to 40% of their base salaries for 2011, with the exception of Dr. Grau, whose target was 50% of his base salary. For each of the named executive officers other than Dr. Itin, 75% of their cash bonuses were based on the achievement of the corporate goals and 25% was based on the achievement of their respective personal goals, in each case as described below. These target bonus percentages — 60% for Dr. Itin and 40% for the other named executive officers other than Dr. Grau — were consistent with the prior year. Dr. Grau’s target bonus percentage of 50% was individually negotiated with him at the time of his commencement of employment. Based on input from the compensation consultant, the committee determined that the target bonus opportunity, as a percentage of salary, was generally aligned between the 50th and 60th percentiles for our peer group, which was within our competitive range, and therefore no further adjustments were deemed necessary. The committee noted that Dr. Itin’s target bonus opportunity was closer to the 75th percentile of our peer group, which was at the top of our peer group’s competitive range, but that such a target reflected our commitment to excellence and encouraged outstanding performance while also providing an offset for Dr. Itin’s base salary being below the peer group market median. Mr. Lobacki was not eligible to participate in the annual incentive compensation plan because he was employed by Micromet for fewer than three months during 2011.

2011 Corporate Goals

Based on the proposals of the chief executive officer, the compensation committee develops corporate goals and submits them to the board of directors for approval. Each corporate goal is assigned a weight, expressed as a percentage, adding up to 100%. When evaluating the achievement of the corporate goals, the compensation committee determines the percentage of achievement with respect to each corporate goal, which with respect to a particular corporate goal or in the aggregate may result in an achievement percentage in excess of 100%. The compensation committee may also consider additional corporate events or milestones that have been achieved during the course of the plan year, and may adjust the corporate goals achievement percentage based on the achievement of such additional events or milestones. The sum of the resulting percentages represents the total achievement of the corporate goals and is used to calculate that portion of the bonus of the named executive officers that is based on the achievement of the corporate goals.

For 2011, the compensation committee recommended, and the board approved, the following corporate goals, along with each goal’s relative weight. In January 2012, the compensation committee determined the achievement of the corporate goals listed below as set forth in the table below:

2011 Corporate Goals	Weighting	% of Bonus Opportunity Achieved
Progress development of blinatumomab	60%	53%
Establish additional R&D collaboration	15%	15%
Progress development of MT110	10%	7%
Progress development of alternative route of administration	5%	5%
Progress partnered BiTE antibody programs	5%	5%
Support market performance of common stock	5%	5%

Based on the table above, the aggregate level of achievement of the corporate goals would have been 90%. In addition to the corporate goals set forth above, the compensation committee considered our signed cooperative research and development agreement, or CRADA, with the National Cancer Center, with committed funding for a Phase 3 clinical trial in acute lymphoblastic leukemia patients. After taking into account this additional achievement, the compensation committee adjusted its assessment upward and subjectively determined that the corporate goals had been achieved at an aggregate level of 93%.

2011 Personal Goals

The chief executive officer, in consultation with the executive officers participating in the management incentive compensation plan, develops a list of personal goals for the year for each executive officer. In the case of new executive officers eligible to participate in the incentive compensation plan, such as Dr. Grau, who joined our company in June 2011, the list of goals is determined shortly after the commencement of employment. Each personal goal is assigned a weight, expressed as a percentage, with the sum of the personal goals adding up to 100%. The compensation committee determines the percentage of achievement with respect to each personal goal, which with respect to a particular personal goal or in the aggregate may result in an achievement percentage in excess of 100%. The compensation committee may also consider additional achievements of the executive officer, and may adjust the personal goals achievement percentage based on the importance of such additional achievements. The sum of the resulting percentages represents the total achievement of the personal goals and is used to calculate that portion of the bonus of the executive officer that is based on the achievement of the personal goals. Additionally, our compensation committee retains the discretion to award additional bonuses outside of the scope of the management incentive compensation plan in extraordinary circumstances.

As described above, Dr. Itin’s cash bonus for 2011 was based entirely on the achievement of the corporate goals, which were achieved at a 93% level as described above. The personal goals for our remaining named executive officers are summarized below, and in January 2012, the compensation committee determined the achievement of each named executive officer’s personal goals as follows.

Personal Goals of Mr. Phillips	Weighting	% of Bonus Opportunity Achieved
1. Financial Reporting and Accounting – compliance with SEC and SOX 404 regulations; establishment of monthly closing process; streamlining of accrual process	35%	27.25%
2. Corporate Budgeting, Forecasting, Financial Analysis and Corporate Strategy – establish periodic budgeting and forecasting; support decision making on corporate strategy, enhance internal financial reporting; conduct quarterly rolling forecasts; conduct preliminary analysis of corporate tax structuring; minimize exchange rate impact; budget management	45%	42.75%
3. Investor Relations – Develop and implement 2011 investor relations program; participate in select investor conferences and non-deal roadshows; support and expand analyst coverage	10%	10%
4. Leadership – development of critical corporate processes; integration of company cultures	10%	10%

Based on these achievement levels, the committee determined Mr. Phillips’s individual goals to have been achieved at an aggregate level of 90%.

Personal Goals of Dr. Grau	Weighting	% of Bonus Opportunity Achieved
1. Program Leadership	25%	23.3%
2. Technical Operations	15%	15%
3. Quality Assurance and Compliance	10%	10%
4. Drug Safety	10%	8.5%
5. Regulatory Affairs	10%	9.6%
6. Strategic Scientific Affairs	10%	11.6%
7. Organizational Efficiency and Filing Readiness	20%	20%

Based on these achievement levels, the committee determined Dr. Grau’s individual goals to have been achieved at an aggregate level of 98%.

Personal Goals of Dr. Baeuerle	Weighting	% of Bonus Opportunity Achieved
1. Blinatumomab & MT110 Development – Deliver on non-clinical R&D to support blinatumomab and MT110 clinical and regulatory progress	50%	46%
2. Pipeline Generation – Deliver on partnered BiTE programs; present two new BiTE antibody opportunities for internal development; develop representative animal models for risk reduction early in development; explore utility of BiTE antibodies outside of oncology	40%	40%
3. Leadership – Enhance responsibilities of management in R&D responsibilities; review and harmonize technical writing	10%	10%

Based on these achievement levels, the committee determined Dr. Baeuerle’s individual goals to have been achieved at an aggregate level of 96%. However, in addition to the achievement of the personal goals set forth above, the compensation committee in its discretion considered Dr. Baeuerle’s contributions to our overall success in 2011, including his lead role in resolving specified operational issues. Taking into account these additional contributions, the committee adjusted its assessment upward and determined that Dr. Baeuerle’s personal goals had been achieved at an aggregate level of 106%.

Based on the achievement of 93% of our corporate goals for 2011 and the respective achievements of their personal goals by Mr. Phillips and Drs. Grau and Baeuerle, the incentive compensation payments for the named executive officers eligible to receive incentive compensation under the 2011 management incentive compensation plan were calculated as set forth in the following table:

Name	Target Bonus in% of Base Salary	Target Bonus ($)		Portion of Target Bonus Based on Achievement of Corporate Goals	Portion of Target Bonus Based on Achievement of Personal Goals	Percentage of 2011 Corporate Goals Achieved	Percentage of 2011 Personal Goals Achieved	Total Award ($)
Christian Itin(1)	60%	300,116		100%	0%	93%	n/a	279,108
Barclay Phillips	40%	135,960		75%	25%	93%	90%	125,423
Ulrich Grau(1)	50%	115,059	(2)	75%	25%	93%	98%	108,537
Patrick Baeuerle(1)	40%	152,059		75%	25%	93%	106%	146,357

(1)	The targets for and the awards to Drs. Itin, Grau and Baeuerle were determined and paid in Euros. We have converted Euros to U.S. Dollars using an exchange rate of $1.295 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2011.
(2)	The target for Dr. Grau was prorated based upon the portion of the year during which he was employed by us.

Long-term Compensation

Long-term compensation in the form of stock option grants is intended to incentivize our executives to pursue the creation of long-term stockholder value and is a meaningful component of our overall executive compensation package. The compensation committee believes that grants of stock options to our executive officers further aligns interests between each executive and our stockholders, and also maintains competitive levels of total compensation by providing an opportunity for increased equity ownership.

As part of our long-term compensation strategy, our compensation committee seeks to establish levels of option grants that it believes results in potential stock ownership levels that are generally consistent with equity ownership levels of similarly situated executives at other biotechnology companies. In making these decisions, our compensation committee generally does not take into account any stock ownership outside of the context of equity awards under our equity incentive plans, and we do not have any security ownership guidelines or requirements for our executive officers. However, based on individual circumstances, our compensation committee may authorize option grants that result in a higher potential stock ownership.

Our executive officers, along with all of our other employees, are eligible to participate in our equity incentive plans. Stock option grant levels are determined by the compensation committee based on data from the same group of peer companies described above. Option grants vary among executive officers based on their positions and performance and may be, but are not automatically, granted to our executives on an annual basis. Newly hired executive officers also typically receive stock option grants in connection with the start of employment. In addition, the compensation committee considers the competitive conditions applicable to the executive officer’s specific position. We believe this strategy is consistent with the approach of other companies at our stage of development in our industry and, in our compensation committee’s view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

We believe that option-based compensation encourages retention of our executive officers, as the awards are generally designed to vest over time. Awards granted to new hires typically vest over four years, with one-fourth of the shares vesting on the first anniversary of the grant date, and the remainder vesting in equal monthly installments thereafter. Awards granted to existing employees generally vest on a monthly basis in equal installments over a three-year period from the date of grant. However, our compensation committee has the discretion to grant options with performance-based vesting criteria.

Stock options generally have a term of ten years from the date of grant. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights. We generally do not permit the early exercise of stock options prior to vesting.

According to the grant guidelines established by our compensation committee, option grants to executives become effective on the first day of the month following the decision of the compensation committee to make the option grant, with the exercise price being the closing price of our common stock on the effective date of the grant. This procedure provides transparency to our employees and our investors, and is intended to ensure that the exercise price of our options will not be subject to concerns that backdating of the options may have occurred at the time of grant. Our compensation committee does not have any plan or practice to coordinate stock option grants with our release of material non-public information or any other investor relations activities.

The table below entitled “Outstanding Equity Awards at December 31, 2011” summarizes the stock option holdings of our named executive officers as of December 31, 2011.

In connection with the executive compensation review in February 2011, the compensation committee approved option grants of 310,000 shares for Dr. Itin, 165,000 shares for Dr. Baeuerle, and 112,500 shares for Mr. Phillips. The options were granted with an effective date of March 1, 2011. In determining the size of these grants, the compensation committee considered the compensation consultant’s conclusion that the equity value of option grants to our executives in 2010, calculated using the Black-Scholes model, was generally above the 75th percentile for grants awarded by companies in our peer group, which had the effect of bringing our executives’ potential stock ownership levels — in terms of both equity value and number of shares — more in line with corresponding individuals in our peer companies. Accordingly, for 2011, the committee believed it was appropriate to award option grants at levels between the 50th and 75th percentile, with grants at the upper end of the range for executives that were over 75% vested in their equity holdings.

Dr. Grau received an option grant for 300,000 shares upon his commencement of employment in June 2011, which had an effective date of July 1, 2011. Mr. Lobacki received an option grant for 300,000 shares upon his commencement of employment in November 2011, which had an effective date of December 1, 2011. Each of these option grants was individually negotiated, but the compensation committee believed that the size of each grant was consistent with the initial grants generally made to other executive officers of our company.

Other Benefits

We make cash payments to our named executive officers who are based in Germany corresponding to the amounts that our German subsidiary would otherwise be making to the government-mandated pension and health insurance program, from which these executives are exempt. We also reimbursed or paid health insurance premiums of Drs. Itin and Baeuerle, long-term disability insurance premiums of Dr. Baeuerle, and costs related to tax advice provided to Dr. Itin. In addition, we hold a group accident insurance policy that covers all of our Germany-based employees, including those executives, in the event of accident-related disability or death.

Our named executive officers based in the United States are covered by a group health insurance plan for which we pay a portion of the insurance premium. In addition, these named executive officers receive reimbursements for life insurance and long-term disability insurance.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We do not provide pension arrangements or post-retirement health coverage for our executives or employees, nor do we provide any nonqualified defined contribution plans or other deferred compensation plans.

Change of Control and Termination Protection

We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time. We also believe that it is important to protect our named executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations and licensing transactions, as well as other ways in which the companies may work together to further our respective long-term objectives. We desire to encourage our management team to act in the best interests of our stockholders, even though their employment with us could be terminated as a result of an acquisition or other transaction. As a result of these considerations by our compensation committee, the employment agreements with our named executive officers provide for severance benefits to be paid if the executives are terminated under specified conditions, as well as benefits in connection with a change of control of our company.

Our employment agreements with our named executive officers provide each executive with severance benefits in the event his employment is terminated by us other than for cause, if the executive resigns for good reason or in the case of the permanent disability or death of the executive, as further described below.

Severance Benefits of Dr. Itin

Upon any termination of Dr. Itin’s employment, we will pay him any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his termination. In addition, to the extent we have not established any compensation plan or severance benefit that is more favorable than those listed below, Dr. Itin will receive the following severance benefits upon any termination by us without cause, by Dr. Itin for good reason, or in the event of disability (as these terms are defined in his employment agreement):

•	a lump sum payment equal to twelve months of base salary (or eighteen months upon termination within six months before or twelve months after a change of control);

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year;

•	an amount equal to the average of his annual bonuses for the three years prior to the date of termination;

•

acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination, except that in the event of a change of control of our company, (1) 50% of his unvested stock awards will immediately become vested and exercisable on the date of the change of control, and if his stock awards are not converted, assumed or replaced by a successor, the stock awards will become fully vested and exercisable, (2) all of his outstanding stock awards will become vested six months after a change of control if he is still employed by us at that time, and (3) if his employment is terminated by us without cause, or if he resigns for good reason, within six months before or twenty-four months after a change of control, all of his remaining unvested stock awards will automatically vest and become exercisable;

•

twelve months of continued insurance premiums (or eighteen months if termination occurs within six months before or twelve months after a change of control) paid or reimbursed pursuant to the terms of his employment agreement at the time of termination; and

•	costs for outplacement services up to €15,000.

In the event of the death of Dr. Itin, his designated beneficiaries (or in the absence of any designation, his estate) will be entitled to receive the following benefits:

•

any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his death;

•	a lump sum payment equal to twelve months of base salary, subject to limitations;

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year, subject to limitations;

•	an amount equal to the average of his annual bonuses for the three years prior to the date of termination, subject to limitations; and

•	acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination.

Severance Benefits of Dr. Grau

Upon any termination of Dr. Grau’s employment, we will pay him any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices at the time of his termination. In addition, to the extent we have not established any compensation plan or severance benefit that is more favorable than those listed below, Dr. Grau will receive the following severance benefits upon any termination by us without cause, by Dr. Grau for good reason, or in the event of disability (as these terms are defined in his employment agreement):

•	a lump sum payment equal to twelve months of base salary;

•	if termination occurs within six months prior to, or twelve months following, a change of control, an amount equal to the average of his bonuses for the three years prior to the date of termination;

•

in the event of a change of control of our company (1) if his stock awards are not converted, assumed or replaced by a successor, 100% of his unvested stock awards will immediately become vested and exercisable on the date of the change of control, and (2) if his employment is terminated by us without cause, or if he resigns for good reason, within six months before or twenty-four months after a change of control, all of his remaining unvested stock awards will automatically vest and become exercisable;

•	twelve months continued payment of insurance premiums paid or reimbursed pursuant to the terms of his employment agreement at the time of termination; and

•	the cost of outplacement services up to €15,000.

In the event of the death of Dr. Grau, his designated beneficiaries (or in the absence of any designation, his estate) will be entitled to receive the following benefits:

•

any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices at the time of his death; and

•	a lump sum payment equal to twelve months of base salary, subject to limitations.

Severance Benefits of Dr. Baeuerle

Upon any termination of Dr. Baeuerle, we will pay him any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his termination. In addition, to the extent we have not established any compensation plan or severance benefit that is more favorable than those listed below, Dr. Baeuerle will receive the following severance benefits upon any termination by us without cause, by Dr. Baeuerle for good reason, or in the event of disability (as these terms are defined in his employment agreement):

•	a lump sum payment equal to twelve months of base salary;

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year;

•

an amount equal to the average of his bonuses for the three years prior to the date of termination, prorated for the period of time served by him during the year of termination (except that such amount will be paid in full if the termination is within six months before or twelve months after a change of control);

•

acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination, except that in the event of a change of control of our company (1) 50% of his unvested stock awards will immediately become vested and exercisable on the date of the change of control, and if his stock awards are not converted, assumed or replaced by a successor, the stock awards will become fully vested and exercisable, and (2) if his employment is terminated by us without cause, or if he resigns for good reason, within six months before or twenty-four months after a change of control, all of his remaining unvested stock awards will automatically vest and become exercisable;

•	twelve months continued payment of insurance premiums paid or reimbursed pursuant to the terms of his employment agreement at the time of termination; and

•	the cost of outplacement services up to €15,000.

In the event of the death of Dr. Baeuerle, his designated beneficiaries (or in the absence of any designation, his estate) will be entitled to receive the following benefits:

•

any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his death;

•	a lump sum payment equal to twelve months of base salary, subject to limitations;

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year, subject to limitations;

•	an amount equal to the average of his annual bonuses for the three years prior to the date of termination, subject to limitations; and

•	acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination.

Severance Benefits of Mr. Phillips

Upon any termination of Mr. Phillips, we will pay him any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his termination. In addition, to the extent we have not established any compensation plan or severance benefit that is more favorable than those listed below, Mr. Phillips will receive the following severance benefits upon any termination by us without cause, by Mr. Phillips for good reason, or in the event of disability (as these terms are defined in his employment agreement):

•	a lump sum payment equal to twelve months of base salary;

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year;

•

an amount equal to the average of his bonuses for the three years prior to the date of termination, prorated for the period of time served by him during the year of termination (except that such amount will be paid in full if the termination is within six months before or twelve months after a change of control);

•

acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination, except that in the event of a change of control of our company (1) 50% of his unvested stock awards will immediately become vested and exercisable on the date of the change of control, and if his stock awards are not converted, assumed or replaced by a successor, the stock awards will become fully vested and exercisable, and (2) if his employment is terminated by us without cause, or if he resigns for good reason, within six months before or twenty-four months after a change of control, all of his remaining unvested stock awards will automatically vest and become exercisable;

•

twelve months of COBRA premiums (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed two times the premium paid by the Company prior to termination), and continuation of payments for insurance coverage paid or reimbursed pursuant to the terms of his employment agreement at the time of termination for a period of up to twelve months; and

•	costs for outplacement services up to $15,000.

In the event of the death of Mr. Phillips, his designated beneficiaries (or in the absence of any designation, his estate) will be entitled to receive the following benefits:

•

any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices (other than the management incentive compensation plan) at the time of his death;

•	a lump sum payment equal to twelve months of base salary, subject to limitations;

•	any unpaid bonus amount earned under the management incentive compensation plan for the prior year, subject to limitations;

•	an amount equal to the average of his annual bonuses for the three years prior to the date of termination, subject to limitations;

•	acceleration of vesting of any stock awards that would have vested over the twelve month period following the date of termination; and

•

twelve months of COBRA premiums for his eligible dependents covered under our health insurance plan as of the date of termination (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed two times the premium paid by the Company prior to termination).

Severance Benefits of Mr. Lobacki

Upon any termination of Mr. Lobacki, we will pay him any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices at the time of his termination. In addition, to the extent we have not established any compensation plan or severance benefit that is more favorable than those listed below, Mr. Lobacki will receive the following severance benefits upon any termination by us without cause, by Mr. Lobacki for good reason, or in the event of disability (as these terms are defined in his employment agreement):

•	a lump sum payment equal to twelve months of base salary;

•	if termination occurs within six months prior to, or twelve months following, a change of control, an amount equal to the average of his bonuses for the three years prior to the date of termination;

•

in the event of a change of control of our company (1) if his stock awards are not converted, assumed or replaced by a successor, 100% of his unvested stock awards will immediately become vested and exercisable on the date of the change of control, and (2) if his employment is terminated by us without cause, or if he resigns for good reason, within six months before or twenty-four months after a change of control, all of his remaining unvested stock awards will automatically vest and become exercisable;

•

twelve months of COBRA premiums (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed two times the premium paid by the Company prior to termination), and continuation of payments for insurance coverage paid or reimbursed pursuant to the terms of his employment agreement at the time of termination for a period of up to twelve months;

•	in the event of a change of control of our company, reimbursement of up to $6,000 for legal fees with respect to determining whether good reason exists for termination; and

•	the cost of outplacement services up to $20,000.

In the event of the death of Mr. Lobacki, his designated beneficiaries (or in the absence of any designation, his estate) will be entitled to receive the following benefits:

•

any accrued but unpaid base salary and paid time off as of the date of termination and any other amounts to which he was entitled under our bonus or compensation plans or practices at the time of his death;

•	a lump sum payment equal to twelve months of base salary, subject to limitations; and

•

twelve months of COBRA premiums for his eligible dependents covered under our health insurance plan as of the date of termination (or if continuation coverage is not available, the cost of conversion or individual coverage not to exceed two times the premium paid by the Company prior to termination).

If the employment of each named executive officer had been terminated due to death, permanent disability, termination without cause or termination for good reason as of December 31, 2011, the estimated maximum benefits that each would have received under their employment agreements are set forth in the table below. For amounts payable in Euros, we have used an exchange rate of $1.295 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2011.

	Payments Receivable upon Termination from Death, Permanent Disability, Termination without Cause or Termination for Good Reason
Name	Salary Continuation Due upon Termination from Death ($)	Bonus Due upon Termination from Death ($)	Other Compensation Due upon Termination from Death ($)(1)		Intrinsic Value of Additional Vested Stock Options Due upon Termination from Death ($)(2)	Total Receivable due upon Termination from Death ($)	Incremental Change in Salary Continuation and Bonus due upon Termination for Disability, without Cause or with Good Reason ($)	Incremental Change in Other Compensation due upon Termination for Disability, without Cause or with Good Reason(3) ($)	Total Receivable due to Termination for Disability, without Cause or for Good Reason ($)
Christian Itin	500,194	185,202	—		185,314	870,711	—	41,212	911,923
Barclay Phillips	339,900	113,850	23,439		106,793	583,982	—	25,268	609,250
Patrick Baeuerle	380,147	110,055	—		102,788	592,990	—	61,544	654,534
Ulrich Grau	420,875	—	—		—	420,875	—	42,004	462,879
Joseph Lobacki	375,000	—	18,000	(4)	—	393,000	—	20,000	413,000

(1)	Amounts in this column consist of payments for continuation of health insurance coverage.
(2)	The intrinsic value of additional stock options shown above is the difference between the closing stock price of $7.19 per share on December 30, 2011 and the exercise price, multiplied by the number of additional shares that would have vested upon termination.
(3)	Amounts in this column consist of the cost of outplacement services and payments for health, life, and disability insurance coverage.
(4)	This amount is an estimate of 12 months of COBRA premiums that Mr. Lobacki’s eligible dependents would be eligible to receive if Mr. Lobacki enrolls in our group health insurance plans prior to a termination of his employment due to death.

If we had entered into a change of control transaction on December 31, 2011 and if the employment of each of the named executive officers had been terminated as of December 31, 2011, and such termination was without cause or for good reason the maximum estimated benefits that each named executive officer would have received under their employment agreements are set forth in the following table. For amounts payable in Euros, we have used an exchange rate of $1.295 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2011.

	Payments Receivable upon Termination in Connection with Change of Control
Name	Intrinsic Value of Additional Vested Stock Options Upon Change of Control ($)(1)		Salary Continuation ($)	Bonus ($)	Other Compensation ($)(2)		Maximum Outplacement Costs ($)	Intrinsic Value of Additional Vested Stock Options Upon Termination ($)(1)	Total Receivable due to Termination in Connection with Change of Control ($)
Christian Itin	180,491	(3)	750,291	185,202	32,681		19,425	180,491	1,348,580
Barclay Phillips	75,897	(3)	339,900	113,850	33,707		15,000	75,897	654,250
Patrick Baeuerle	62,544	(3)	380,147	110,055	42,119		19,425	62,544	676,834
Ulrich Grau	—	(4)	420,875	108,537	22,579		19,425	423,000	994,416
Joseph Lobacki	—	(4)	375,000	—	18,000	(5)	20,000	252,000	665,000

(1)	The intrinsic value of additional stock options which would vest upon a change of control of Micromet and upon a termination in connection with a change of control of Micromet is based upon a closing stock price of $7.19 per share on December 30, 2011.
(2)	Amounts in this column consists of payments to the named executive officers for continuation of health, disability and life insurance coverage.
(3)	In the event of a change of control of Micromet, on December 31, 2011, 50% of the unvested stock options would have vested at the time of the ownership change. The remaining 50% vest if the executive officer is terminated within twenty-four months thereafter, except that in the case of Dr. Itin only, any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control even if he is employed by us at that time.
(4)	These entries assume that the stock options would be converted, assumed or replaced by the successor entity; if such options were not converted, assumed or replaced, then all unvested options would accelerate upon the change of control event.
(5)	This amount is an estimate of 12 months of COBRA premiums that Mr. Lobacki would be eligible to receive if he enrolls in our group health insurance plans prior to a termination of his employment in connection with a change of control.

Impact of Financial Accounting and Tax Considerations on Compensation Decisions

As described in greater detail in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2010, we account for stock-based compensation provided to our employees in accordance with ASC Topic 718, which requires us to estimate the fair value of stock-based compensation at the time of the award and record that value as an expense over the vesting period of the award. Applicable accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

We structure cash bonuses so that they are taxable to our executive officers at the time they are paid. We currently intend that all cash compensation paid will be tax deductible by us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible by us if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the recipient. With respect to equity and cash compensation, we generally seek to structure such awards so that they do not constitute “deferred compensation” under Section 409A of the Code, thereby avoiding penalties and taxes applicable to deferred compensation.

Limitations on deductibility of compensation may occur under Section 162(m) of the Code, which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

The non-performance based compensation paid in cash to our executive officers in 2011 did not exceed the $1 million limit per officer. Our equity incentive plan has been structured so that any compensation paid in connection with the exercise of option grants under that plan with an exercise price equal to at least the fair market value of the option shares on the date of grant will qualify as performance-based compensation and therefore not be subject to the deduction limitation.

Compensation Risks

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our company. In addition, the compensation committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in this information statement. Based on this review and discussion, the compensation committee has recommended to the board that the CD&A be included in this information statement.

Dr. Michael G. Carter, Chairman

Dr. Kapil Dhingra

Dr. Peter Johann

The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

SUMMARY COMPENSATION TABLE

The following table shows, for the fiscal years ended December 31, 2011, 2010 and 2009, compensation awarded or paid to, or earned by our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers during the fiscal year ended December 31, 2011. We refer to these individuals in this proxy statement as the “named executive officers.” For amounts paid in 2011 in Euros, we have used the exchange rate published from the OANDA Corporation currency database as of the end of the applicable year. As of December 31, 2011 and 2010, this rate was $1.295 and $1.3252 per Euro, respectively.

Summary Compensation Table for Fiscal 2011

Name and Principal Position	Year	Salary ($)		Bonus	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)		Total (4) ($)
Christian Itin	2011	500,194		—	1,152,828	279,108	47,942	(12)	1,980,072
President, CEO	2010	496,988		—	1,879,860	253,464	22,559		2,652,871
	2009	385,927		—	210,250	173,667	21,589		791,433

Barclay Phillips	2011	339,900		—	418,365	125,423	38,275	(11)	921,963
SVP, CFO	2010	330,000		—	746,415	113,850	135,544	(5)	1,325,809
	2009	306,000		13,644	78,844	—	111,968	(5)	510,456

Patrick Baeuerle	2011	380,147		—	613,602	146,357	42,119		1,182,225
SVP, CSO	2010	377,711		—	995,220	132,954	43,264	(6)	1,549,149
	2009	341,821		—	131,406	110,391	24,072		607,690

Ulrich Grau	2011	230,318	(7)	—	1,072,080	108,537	64,030	(8)	1,474,965
EVP, COO

Joseph Lobacki	2011	32,670	(9)	—	1,167,000	—	—	(10)	1,199,670
SVP, CCO

(1)	Amounts in this column represent the grant date fair value of options granted during the indicated year, rather than an amount paid to or realized by the named executive officer. These amounts were calculated utilizing the provisions of ASC 718, using a Black-Scholes pricing model and assuming no forfeiture of awards. Because a portion of the awards listed for 2009 were subject to a performance-based vesting condition, the corresponding amounts represent the fair value based on the probable outcome of the condition as of the date of grant; for the 2009 performance-based awards, we determined that, as of the grant date, the achievement of the vesting conditions was not probable and, accordingly, the grant date fair value of such awards was zero. Assuming maximum performance of the vesting conditions, the grant date fair value of all 2009 awards would have been as follows: for Dr. Itin, $412,270, for Dr. Baeuerle, $257,669, and for Mr. Phillips, $154,602. For additional information regarding assumptions made by us in valuing equity awards under ASC 718, see Notes 3 and 12 to our consolidated financial statements contained in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2010.
(2)	Amounts in this column consist of the total performance-based compensation earned by the named executive officers under the incentive compensation plans for service rendered in the indicated year, which amounts were awarded in the first quarter of the following year. A discussion of the methodology by which the awards for 2011 were determined is set forth in the “Compensation Discussion and Analysis” section of this information statement.
(3)	Amounts in this column for our Germany-based named executive officers consist of payments to the named executive officer in lieu of payments on the officer’s behalf into the German state pension fund and for health and long-term disability insurance premiums, and for our US-based named executive officers consists of payments to or on behalf of the named executive officers for health, dental, life and long-term disability insurance coverage.
(4)	The dollar values in this column for each named executive officer represent the sum of all compensation referenced in the preceding columns.
(5)	Includes relocation allowances of $102,815 in 2010 and $84,622 in 2009 (including $42,749 and $35,184, respectively, of tax reimbursement on the fair market value of the allowance).
(6)	Includes payments for long-term disability insurance coverage.
(7)	Dr. Grau joined Micromet in June 2011. The salary amount listed in this table is based on an annual salary of €325,000.
(8)	Includes relocation allowance of €40,000.
(9)	Mr. Lobacki joined Micromet in November 2011. The salary amount listed in this table is based on an annual salary of $375,000.
(10)	Mr. Lobacki’s employment agreement provides for the reimbursement of up to $3,000 in legal fees associated with the review and negotiation of such agreement. This amount was paid in 2012.
(11)	Includes $4,568 in matching contributions under our 401(k) plan in 2011.
(12)	Includes $26,155 for reimbursement of legal fees.

The following table shows for the fiscal year ended December 31, 2011, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2011

Name	Grant Date	Date of Compensation Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)(1)	Target ($)(2)		Maximum ($)(3)

Christian Itin	3/1/11	2/23/11					310,000	5.83	1,152,828
			9,003	300,116		—

Barclay Phillips	3/1/11	2/23/11					112,500	5.83	418,365
			849	135,960		—

Patrick Baeuerle	3/1/11	2/23/11					165,000	5.83	613,602
			950	152,059		—

Ulrich Grau	7/1/11	5/31/11					300,000	5.78	1,072,080
			575	115,159	(4)	—

Joseph Lobacki	12/1/11	11/29/11					300,000	6.35	1,167,000

			—	—		—

(1)	In the table above, the “Threshold” column represents the smallest total bonus that would have been paid in 2011 to each named executive officer under the management incentive compensation plan if (i) with respect to Dr. Itin, we had achieved only the one corporate goal with the smallest weighting, and (ii) with respect to the other named executive officers, if we had not achieved any of the specified corporate goals and the executive officer achieved only the one individual goal with the smallest weighting. Actual bonuses earned by the named executive officers during 2011 are described above under “Executive Compensation — Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Short-Term Compensation — Annual Cash Bonus.”
(2)	The “Target” column represents the amount payable if we had achieved all of the corporate goals and the executive officer achieved all of his personal goals.
(3)	Our 2011 management incentive compensation plan does not include a maximum amount that can be received under the plan. Based on the determinations made by the compensation committee with respect to the achievement of corporate and personal goals during 2011, the named executive officers will receive a payout under the plan that is less than the amount of the target bonus.
(4)	Dr. Grau participated in the management incentive compensation plan for 2011 on a prorated basis.

Outstanding Equity Awards as of December 31, 2011

The following table shows, as of December 31, 2011, certain information regarding outstanding equity awards for the named executive officers, all of which are unexercised stock options.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Date of Grant	Option Exercise Price ($)	Option Expiration Date
Christian Itin	340,772		—		5/5/06	1.66	5/4/16
	750,000		—		6/10/07	2.56	6/09/17
	150,000		—		4/1/08	1.75	3/31/18
	42,857		—		4/1/08	1.75	3/31/18
	88,888		11,112	(1)	4/1/09	3.16	3/31/19
	58,333		—		4/1/09	3.16	3/31/19
	188,889		151,111	(1)	4/1/10	8.08	3/31/20
	77,500		232,500	(1)	3/1/11	5.83	2/28/21

Barclay Phillips	3,333		—		6/10/04	28.95	6/9/14
	3,333		—		6/13/05	8.46	6/12/15
	35,000	(3)	—		5/5/06	6.63	5/4/16
	2,500	(3)	—		5/6/07	6.63	5/5/17
	243,750		56,250	(2)	9/1/08	6.23	8/31/18
	21,875		—		4/1/09	3.16	3/31/19
	33,333		4,167	(1)	4/1/09	3.16	3/31/19
	75,000		60,000	(1)	4/1/10	8.08	3/31/20
	28,125		84,375	(1)	3/1/11	5.83	2/28/21

Patrick Baeuerle	272,253		—		5/5/06	1.66	5/4/16
	300,000		—		6/10/07	2.56	6/9/17
	100,000		—		4/1/08	1.75	3/31/18
	32,143		—		4/1/08	1.75	3/31/18
	55,556		6,944	(1)	4/1/09	3.16	3/31/19
	36,458		—		4/1/09	3.16	3/31/19
	100,000		40,000	(1)	4/1/10	8.08	3/31/20
	41,250		123,750	(1)	3/1/11	5.83	2/28/21

Ulrich Grau	—		300,000	(2)	7/1/11	5.78	6/30/21

Joseph Lobacki	—		300,000	(2)	12/1/11	6.35	11/30/21

(1)	The shares underlying these grants vest over a three-year period from the date of grant in equal monthly installments.
(2)	Twenty-five percent of the shares underlying this option vested, or will vest, on the first anniversary of the grant date, with the remainder vesting in 36 equal monthly installments thereafter.
(3)	This option was received by Mr. Phillips in his capacity as a director prior to his separation from Vector Fund. In connection with the wind down of that entity, Mr. Phillips continues to hold this option for the benefit of Vector Fund Management or its assigns. However, Mr. Phillips disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein.

OPTION EXERCISES AND STOCK VESTED

None of the named executive officers exercised any stock options during 2011, and no awards of shares of our common stock vested during 2011.

PENSION BENEFITS

None of our named executive officers participates in or has account balances in non-qualified defined benefit plans or supplemental executive retirement plans sponsored by us.

NON-QUALIFIED DEFERRED COMPENSATION

None of our named executive officers participates in or has account balances in any non-qualified defined contribution plans or other deferred compensation plans maintained by us.

DIRECTOR COMPENSATION

Cash Compensation

Pursuant to our Director Compensation Policy, non-employee directors receive an annual retainer fee of $45,000 paid in quarterly installments. Our chairman receives an additional annual retainer fee of $230,000, paid monthly in advance.

In addition, pursuant to our Director Compensation Policy, non-employee directors who serve on a committee of our board of directors receive additional annual committee retainers paid in quarterly installments. Each non-employee director who serves on (i) our audit committee (other than the chairman of our audit committee) receives an annual committee retainer of $10,000, (ii) our compensation committee (other than the chairman of our compensation committee) receives an annual committee retainer of $7,500 and (iii) our nominating & corporate governance committee (other than the chairman of our nominating & corporate governance committee) receives an annual committee retainer of $5,000. The chairmen of our audit committee, compensation committee and nominating & corporate governance committee each receive an annual committee retainer of $20,000, $15,000 and $10,000 respectively.

Equity Compensation

Pursuant to our Director Compensation Policy, each non-employee director, other than the chairman of the board, receives a non-qualified stock option to purchase 40,000 shares of our common stock upon the initial appointment or election to the board. The chairman receives a non-qualified stock option to purchase 80,000 shares of our common stock upon the initial appointment. One third of the initial option vests on the first anniversary of the date of grant, with the remainder vesting in equal installments at the end of each calendar month over a period of two years such that each stock option is 100% vested on the third anniversary of its date of grant, subject to a director’s continuing service on the board through each vesting date.

On the date of each annual meeting of stockholders, all non-employee directors, other than the chairman of the board, receive a non-qualified stock option to purchase 25,000 shares of our common stock, and the chairman receives a non-qualified stock option to purchase 50,000 shares of our common stock. Each of these options vests in equal installments at the end of each calendar month over a period of one year from the date of grant, such that each stock option is 100% vested on the first anniversary of the date of grant, subject to a director’s continuing service on the board through each vesting date.

The following table shows for the fiscal year ended December 31, 2011 certain information with respect to the compensation of all of our non-employee directors. Dr. Itin did not receive any compensation as a director in 2010. Dr. Itin’s compensation in his capacity as our President and Chief Executive Officer has been fully reflected in the Summary Compensation Table contained in this information statement.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2011

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
John E. Berriman	58,203	84,433	(2)	142,636
Michael G. Carter	57,203	84,433	(2)	141,636
Kapil Dhingra	50,793	84,433	(2)	135,226
David F. Hale	269,444	168,865	(2)	438,309
Peter Johann	57,733	118,209	(2)	175,942
Joseph P. Slattery	60,142	84,433	(2)	144,575

(1)	Amounts in this column represent the full grant date fair value of options granted during 2011, rather than an amount paid to or realized by the director. These amounts were calculated utilizing the provisions of ASC 718, using a Black-Scholes pricing model and assuming no forfeiture of awards granted to the director. For additional information regarding assumptions made by us in valuing equity awards under ASC 718, see Notes 3 and 12 to our consolidated financial statements contained in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2010.
(2)	The aggregate number of shares underlying option awards outstanding at December 31, 2011 and held by each non-employee director was as follows: 138,155 shares for Mr. Berriman, 154,821 shares for Dr. Carter, 90,000 shares for Dr. Dhingra, 916,415 shares for Mr. Hale, 120,000 shares for Dr. Johann, which are held in the name of NGN Capital LLC, and 127,500 shares for Mr. Slattery.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

Under its charter, our audit committee is responsible for reviewing and approving all related party transactions. We annually require each of our directors and executive officers to complete a director and officer questionnaire that elicits information about related person transactions, including any such transactions which are required to be disclosed under the rules of the SEC. In addition, under our Code of Ethics, our directors, officers and employees are expected to avoid conflicts of interest with us and are required to report any such conflicts of interest to our General Counsel or, in the case of our directors, to the full board. Our audit committee reviews all such transactions and relationships which come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships.

Certain Related-Person Transactions

We have entered into indemnity agreements with our officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings which he is or may be made a party by reason of his position as our director, officer or other agent, and otherwise to the fullest extent permitted under Delaware law and our bylaws.

SCHEDULE A

Name	Age	Present Principal Occupation or Employment and Employment History

Kevin W. Sharer	63

Chief Executive Officer,

Amgen Inc.

(Biotechnology)

2000 – Present

Chairman of the Board of Directors,

Amgen Inc.

(Biotechnology)

2001 – Present

President,

Amgen Inc.

(Biotechnology)

2000 – May 2010

Director,

Chevron Corporation

(Integrated Oil)

2007 – Present

Director,

Northrop Grumman Corporation

(Defense)

2003 – Present

Director,

3M Company

(Consumer Products)

2001 – 2007

Robert A. Bradway	49

President and Chief Operating Officer,

Amgen Inc.

(Biotechnology)

May 2010 – Present

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

April 2007 – May 2010

Vice President, Operations Strategy,

Amgen Inc.

(Biotechnology)

2006 – April 2007

Director,

Amgen Inc.

(Biotechnology)

2011 – Present

Director,

Norfolk Southern Corporation

(Transportation)

2011 – Present

Name	Age	Present Principal Occupation or Employment and Employment History

Fabrizio Bonanni	65	Executive Vice President, Operations, Amgen Inc. (Biotechnology) August 2007 – Present Senior Vice President, Manufacturing, Amgen Inc. (Biotechnology) 2004 – August 2007

Anthony C. Hooper	57

Executive Vice President, Global Commercial Operations,

Amgen Inc.

(Biotechnology)

October 2011 – Present

Senior Vice President, Commercial Operations and President, U.S., Japan and Intercontinental,

Bristol-Myers Squibb Company

(Pharmaceuticals)

March 2010 – October 2011

President, Americas,

Bristol-Myers Squibb Company

(Pharmaceuticals)

January 2009 – March 2010

President, U.S. Pharmaceuticals, Worldwide Pharmaceuticals Group,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2004 – January 2009

Jonathan M. Peacock	53

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

September 2010 – Present

Chief Financial and Administration Officer,

Novartis Pharmaceuticals AG

(Healthcare)

2005 – September 2010

Sean E. Harper	49

Senior Vice President, Global Development and Corporate Chief Medical Officer,

Amgen Inc.

(Biotechnology)

March 2007 – Present

Vice President, Global Regulatory Affairs and Safety,

Amgen Inc.

(Biotechnology)

2005 – March 2007

Brian M. McNamee	55	Senior Vice President, Human Resources, Amgen Inc. (Biotechnology) 2001– Present

David J. Scott	59	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present

ANNEX II

[Goldman, Sachs & Co. Letterhead]

PERSONAL AND CONFIDENTIAL

January 25, 2012

Board of Directors

Micromet, Inc.

9201 Corporate Boulevard, Suite 400

Rockville, MD 20850

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Amgen Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.00004 per share (the “Shares”), of Micromet, Inc. (the “Company”) of the $11.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 25, 2012 (the “Agreement”), by and among Parent, Armstrong Acquisition Corp., a wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $11.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held by Parent, Acquisition Sub or any other wholly owned subsidiary of Parent or held by the Company or any wholly owned subsidiary of the Company or any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $11.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, all of which are contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead manager on a follow-on equity offering of the Company’s common stock in January 2010. We also have provided certain investment banking services to Parent and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as senior co-manager with respect to the public offering of Parent’s 5.75% Senior Notes due 2040 (aggregate principal amount $700,000,000) and 4.50% Senior Notes due 2020 (aggregate principal amount $300,000,000) in March 2010; as joint book-runner on a public offering of Parent’s 3.45% Senior Notes due 2020 (aggregate principal amount $900,000,000) and 4.95% Senior Notes due 2041 (aggregate principal amount $600,000,000) in September 2010; as senior co-manager on a public offering of Parent’s 5.65% Senior Notes due 2042 (aggregate principal amount $1,250,000,000) and 4.10% Senior Notes due 2021 (aggregate principal amount $1,000,000,000) and 2.30% Senior Notes due 2016 (aggregate principal amount $750,000,000) in June 2011; as

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senior co-manager on a public offering of Parent’s 5.15% Senior Notes due 2041 (aggregate principal amount $2,250,000,000) and 3.875% Senior Notes due 2021 (aggregate principal amount $1,750,000,000) and 1.875% Senior Notes due 2014 (aggregate principal amount $1,000,000,000) and 2.50% Senior Notes due 2016 (aggregate principal amount $1,000,000,000) in November 2011; as co-manager on a public offering of Parent’s 4.375% Senior Notes due 2018 (aggregate principal amount €550,000,000) and 5.50% Senior Notes due 2026 (aggregate principal amount £475,000,000) in December 2011; and as a lender in Parent’s $2,500,000,000 Revolving Credit Facility due 2016 since December 2011. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $11.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $11.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made

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available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $11.00 per Share in cash to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

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